Exhibit 2.3

CWB Financial Group 2023 Annual Report | 15 Management’s Discussion and Analysis This Management’s Discussion and Analysis (MD&A), dated December 7, 2023, should be read in conjunction with the audited consolidated financial statements of Canadian Western Bank (CWB) for the year ended October 31, 2023 and the audited consolidated financial statements and MD&A for the year ended October 31, 2022. Additional information relating to CWB, including the Annual Information Form, is available on SEDAR at www.sedarplus.ca and on our website at www.cwb.com. The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are presented in Canadian dollars. FORWARD-LOOKING STATEMENTS From time to time, we make written and verbal forward-looking statements. Statements of this type are included in our Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about our objectives and strategies, targeted and expected financial results and the outlook for CWB’s businesses or for the Canadian economy. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”. By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that our assumptions may not be correct, and that our strategic goals will not be achieved. A variety of factors, many of which are beyond our control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including housing and commercial real estate market conditions and household and business indebtedness, the volatility and level of liquidity in financial markets, fluctuations in interest rates and currency values, the volatility and level of various commodity prices, changes in monetary policy, changes in economic and political conditions, material changes to trade agreements, transition to the Advanced Internal Ratings Based (AIRB) approach for regulatory capital purposes, legislative and regulatory developments, changes in supervisory expectations or requirements for capital, interest rate and liquidity management, legal developments, the level of competition, the occurrence of natural catastrophes, outbreaks of disease or illness that affect local, national or international economies, changes in accounting standards and policies, information technology and cyber risk, the accuracy and completeness of information we receive about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, the impact of bank failures or other adverse developments at other banks that drive negative investor and depositor sentiment regarding the stability and liquidity of banks, and our ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors. Additional information about these factors can be found in the Risk Management section of our MD&A. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this document represent our views as of the date hereof. Unless required by securities law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by us or on our behalf. The forward-looking statements contained in this document are presented for the purpose of assisting readers in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes. Assumptions about the performance of the Canadian economy over the forecast horizon and how it will affect our business are material factors considered when setting organizational objectives and targets. In determining expectations for economic growth, we consider our own forecasts, economic data and forecasts provided by the Canadian government and its agencies, as well as certain private sector forecasts. These forecasts are subject to inherent risks and uncertainties that may be general or specific. Where relevant, material economic assumptions underlying forward-looking statements are disclosed within the Fiscal 2024 Outlook and Allowance for Credit Losses sections of our MD&A.

NON-GAAP MEASURES

We use a number of financial measures and ratios to assess our performance against strategic initiatives and operational benchmarks. Some of these financial measures and ratios do not have standardized meanings prescribed by Generally Accepted Accounting Principles (GAAP) and may not be comparable to similar measures presented by other financial institutions. Non-GAAP financial measures and ratios provide readers with an enhanced understanding of how we view our financial performance. These measures and ratios may also provide the ability to analyze trends related to profitability and the effectiveness of our operations and strategies and are disclosed in compliance with National Instrument 52-112 *Non-GAAP and Other Financial Measures Disclosure*.

To calculate non-GAAP financial measures, we exclude certain items from our financial results prepared in accordance with IFRS. Adjustments relate to items which we believe are not indicative of underlying operating performance. Our non-GAAP financial measures include:

- Adjusted non-interest expenses – total non-interest expenses, excluding pre-tax costs associated with a reorganization of our operations, amortization of acquisition-related intangible assets, acquisition and integration costs and accelerated amortization of previously capitalized AIRB assets. Non-recurring reorganization costs were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Acquisition and integration costs include direct and incremental costs incurred as part of the execution and integration of business acquisitions. Accelerated amortization of AIRB assets is a result of a reduction in estimated useful lives of certain previously capitalized AIRB assets.
- Adjusted common shareholders' net income – total common shareholders' net income, excluding the costs associated with organizational redesign initiatives, accelerated amortization of acquisition-related intangible assets, acquisition and integration costs and amortization of previously capitalized AIRB assets, net of tax.
- Pre-tax, pre-provision income – total revenue less adjusted non-interest expenses.

The following table provides a reconciliation of our non-GAAP financial measures to our reported financial results.

Table 1 - Non-GAAP Measures

($ thousands)

	For the three months ended		For the year ended	
	October 31 2023	October 31 2022	**October 31 2023**	October 31 2022
Non-interest expenses	**$ 167,600**	$ 166,783	**$ 611,283**	$ 581,777
Adjustments (before tax):				
Non-recurring reorganization costs	**(17,146)**	-	**(17,146)**	-
Amortization of acquisition-related intangible assets	**(1,728)**	(2,557)	**(8,490)**	(10,212)
Acquisition and integration costs	-	(361)	**(602)**	(626)
Accelerated amortization of previously capitalized AIRB assets	-	(16,555)	-	(16,555)
Adjusted Non-interest Expenses	**$ 148,726**	$ 147,310	**$ 585,045**	$ 554,384
Common shareholders' net income	**$ 76,845**	$ 67,687	**$ 324,316**	$ 310,302
Adjustments (after-tax):				
Non-recurring reorganization costs(1)	**12,726**	-	**12,726**	-
Amortization of acquisition-related intangible assets(2)	**1,267**	1,913	**6,495**	7,641
Acquisition and integration costs(3)	-	270	**451**	470
Accelerated amortization of previously capitalized AIRB assets(4)	-	12,549	**-**	12,549
Adjusted Common Shareholders' Net Income	**$ 90,838**	$ 82,419	**$ 343,988**	$ 330,962
Total revenue	**$ 291,763**	$ 279,838	**$ 1,112,574**	$ 1,076,287
Less:				
Adjusted non-interest expenses (see above)	**148,726**	147,310	**585,045**	554,384
Pre-tax, Pre-provision Income	**$ 143,037**	$ 132,528	**$ 527,529**	$ 521,903

(1) Net of income tax of $4,420 for the three months ended October 31, 2023 (Q4 2022 – $nil) and $4,420 for the year ended October 31, 2023 (2022 – $nil).
(2) Net of income tax of $461 for the three months ended October 31, 2023 (Q4 2022 – $644) and $1,995 for the year ended October 31, 2023 (2022 – $2,571).
(3) Net of income tax of $nil for the three months ended October 31, 2023 (Q4 2022 – $91) and $151 for the year ended October 31, 2023 (2022 – $156).
(4) Net of income tax of $nil for the three months ended October 31, 2023 (Q4 2022 – $4,006) and $nil for the year ended October 31, 2023 (2022– $4,006).

Non-GAAP ratios are calculated using the non-GAAP financial measures defined above. Our non-GAAP ratios include:

- Adjusted earnings per common share – diluted earnings per common share calculated with adjusted common shareholders' net income.
- Adjusted return on common shareholders' equity – annualized adjusted common shareholders' net income divided by average common shareholders' equity, which is total shareholders' equity excluding preferred shares and limited recourse capital notes.
- Efficiency ratio – adjusted non-interest expenses divided by total revenue.
- Operating leverage – growth rate of total revenue less growth rate of adjusted non-interest expenses.

Supplementary financial measures are measures that do not have definitions prescribed by GAAP, but do not meet the definition of a non-GAAP financial measure or ratio. Our supplementary financial measures include:

- Return on assets – annualized common shareholders' net income divided by average total assets.
- Net interest margin – annualized net interest income divided by average total assets.
- Return on common shareholders' equity – annualized common shareholders' net income divided by average common shareholders' equity.
- Write-offs as a percentage of average loans – annualized write-offs divided by average total loans.
- Book value per common share – total common shareholders' equity divided by total common shares outstanding.
- Branch-raised deposits – total deposits excluding broker term and capital market deposits.

16 | CWB Financial Group 2023 Annual Report

CWB Financial Group 2023 Annual Report | 17 • Provision for credit losses on total loans as a percentage of average loans – annualized provision for credit losses on loans, committed but undrawn credit exposures and letters of credit divided by average total loans. Provisions for credit losses related to debt securities measured at fair value through other comprehensive income (FVOCI) and other financial assets are excluded. • Provision for credit losses on impaired loans as a percentage of average loans – annualized provision for credit losses on impaired loans divided by average total loans. • Provision for credit losses on performing loans as a percentage of average loans – annualized provision for credit losses on performing loans (Stage 1 and 2) divided by average total loans. • Average balances – average daily balances. WHO WE ARE CWB is the only full-service bank in Canada with a strategic focus to meet the unique financial needs of businesses and their owners. We provide our nationwide clients with full-service business and personal banking, specialized financing, comprehensive wealth management offerings, and trust services. Clients choose CWB for a differentiated level of service through specialized expertise, customized solutions, and faster response times relative to the competition. Our people take the time to understand our clients and their business, and work as a united team to provide holistic solutions and advice. We are firmly committed to the responsible creation of value for all our stakeholders and our approach to sustainability will support our continued success. GROWTH STRATEGY Our highly engaged teams operate within a client-centric and collaborative culture, with a core focus as the best full-service bank for business owners in Canada. We continue to transform our capabilities to offer a superior full-service client experience through a range of in-person and evolving digital channels. These improving capabilities support growth of full-service client relationships in targeted segments that fit within our strategic growth objectives and prudent risk appetite. Ongoing strategic execution will create long-term value for shareholders as we deliver strong growth of full-service clients and capitalize on the opportunities available to us as we continue to expand our geographic footprint outside of Western Canada, including an increased presence in the Ontario market. Our differentiated market position and strategy has set the stage for CWB to deliver profitable long-term growth and enhance shareholder returns for years to come.

CWB FINANCIAL GROUP PERFORMANCE

SELECT FINANCIAL HIGHLIGHTS

Table 2 - Select Annual Financial Information
($ thousands, except ratios and per share amounts)

	2023	2022	2021	Change from 2022	
Results from Operations					
Total revenue	$ **1,112,574**	$ 1,076,287	$ 1,016,033	$ 36,287	3 %
Pre-tax, pre-provision income	**527,529**	521,903	517,149	5,626	1
Common shareholders' net income	**324,316**	310,302	327,471	14,014	5
Common Share Information					
Earnings per share					
Basic	**3.38**	3.39	3.74	(0.01)	-
Diluted	**3.38**	3.39	3.73	(0.01)	-
Adjusted	**3.58**	3.62	3.81	(0.04)	(1)
Cash dividends paid	**1.30**	1.22	1.16	0.08	7
Book value	**35.79**	33.48	33.10	2.31	7
Performance Measures					
Return on common shareholders' equity	**9.8** %	10.1 %	11.6 %		(30) bp
Adjusted return on common shareholders' equity	**10.4**	10.8	11.8		(40)
Return on assets	**0.77**	0.79	0.92		(2)
Net interest margin	**2.34**	2.41	2.49		(7)
Efficiency ratio	**52.6**	51.5	49.1		110
Operating leverage	**(2.2)**	(5.2)	(3.3)		300
Credit Quality					
Provision for credit losses on total loans as a percentage of average loans[(1)]	**0.07**	0.14	0.09		(7)
Provision for credit losses on impaired loans as a percentage of average loans[(1)]	**0.04**	0.10	0.17		(6)
Balance Sheet					
Assets	$ **42,320,103**	$ 41,427,552	$ 37,323,176	$ 892,551	2 %
Loans (before the allowance for credit losses)	**37,209,850**	35,905,622	32,900,951	1,304,228	4
Deposits	**33,328,449**	33,010,462	29,975,739	317,987	1

(1) Includes provisions for credit losses on loans, committed but undrawn credit exposures and letters of credit.

bp – basis point

Financial Highlights of 2023 (compared to 2022)

- Loan growth of 4%, including 10% in the general commercial loan portfolio as we executed on our strategic focus of expanding full-service client opportunities that met our risk-adjusted return expectations. Loan growth of 10% in Ontario was supported by our expanding physical presence and growing brand awareness.
- Total deposits increased 1% from last year. Branch-raised deposits declined 1%, primarily due to our intentional exit of select higher cost non-full-service client relationships in the year, which we replaced with insured, fixed term broker deposits.
- Total revenue increased 3% and reflected a 4% increase in net interest income, partially offset by a 4% decline in non-interest income, primarily due to elevated foreign exchange revenue in the prior year.
- Efficiency ratio increased to 52.6% compared to 51.5% in the prior year as expense growth outpaced revenue growth, primarily due to a decrease in net interest margin.
- Provision for credit losses on total loans as a percentage of average loans of seven basis points, compared to 14 basis points last year, was driven by a six basis point decline in the provision for credit losses on impaired loans, primarily due to an increase in recoveries of impaired loan write-offs upon final resolution.
- Common shareholders’ net income of $324 million was up 5%, primarily driven by higher revenues and a seven basis point decline in the provision for credit losses as a percentage of average loans, partially offset by higher non-interest expenses. Pre-tax, pre-provision income of $528 million was up 1%.
- Diluted earnings per common share was relatively consistent with the prior year and adjusted earnings per common share declined 1%.
- Our common equity Tier 1 (CET1) ratio of 9.7% increased 90 basis points from the prior year.

18 | CWB Financial Group 2023 Annual Report

CWB Financial Group 2023 Annual Report | 19 SUMMARY OF OPERATIONS Fiscal 2023 represented a year where we successfully adapted to changing economic conditions. Elevated inflation continued to persist, and the Bank of Canada responded by increasing policy interest rates an additional 125 basis points through the first half of 2023. Against this backdrop, we targeted our loan growth to optimize risk-adjusted returns, prudently managed our expenses and focused on the timely resolution of unsatisfactory loans as we continued to benefit from our secured lending model and prudent risk appetite. We delivered financial performance that grew stronger as the year progressed and are well positioned to capitalize on the opportunities in front of us as we manage through the continued economic volatility. Loan growth of 4% was strategically focused on optimizing risk-adjusted return opportunities within our disciplined risk appetite. We strategically target general commercial clients as they provide the strongest potential to increase full-service client relationships across our national footprint, and our teams delivered 10% annual growth in this portfolio. We also continued to execute our geographic diversification strategy, with loan growth of 10% in Ontario supported by our Mississauga and Markham banking centres. Relationship-based branch-raised deposits decreased 1% from last year as a 9% increase in fixed term deposits were more than offset by a 5% decrease in demand and notice deposits. Lower branch-raised demand and notice deposits primarily reflected our intentional exit of select higher cost non-full-service client relationships early in the year, which we replaced with insured, fixed term broker deposits. Our number of full-service clients, who have a core banking relationship with us, continued to increase this year despite the volatility in the global banking industry. Annual revenue increased 3% from last year. Net interest income increased 4%, primarily driven by 4% annual loan growth, partially offset by a seven basis point decrease in net interest margin. The decline in net interest margin reflected the impact of lower loan related fees, including payout penalties and a proportional shift in our funding mix towards fixed term branch-raised and insured broker deposits. Non-interest income was down 4% from the prior year primarily due to lower foreign exchange revenue recorded in ‘other’ non-interest income, which was elevated in the prior year due to a rapid and significant strengthening of the U.S. dollar. Non-interest income was also supported by the launch of our new business credit cards in partnership with Brim Financial. Our borrower delinquency and default rates returned to historically normal levels this year, as expected. Our total annual provision for credit losses represented seven basis points as a percentage of average loans, compared to 14 basis points last year, and remained well below our historical average. The provision for credit losses on impaired loans of four basis points was six basis points lower than last year, primarily due to an increase in recoveries of impaired loan write-offs upon final resolution. Our credit performance continues to be supported by our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult and uncertain periods. Total non-interest expenses of $611 million were up 5% ($30 million). The increase included $17 million of costs incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. We executed most of the planned organizational redesign activities in the fourth quarter of fiscal 2023 and expect limited further activity within fiscal 2024. Adjusted non-interest expenses increased 6%, due to a higher average staffing complement, the impact of annual salary increments, the investment in our digital capabilities and higher capital taxes. Higher non-interest expenses were partially offset by lower spending on strategic projects, our continued actions undertaken during the year to contain expense growth, and the beneficial impact associated with a larger scientific research and experimental development (SR&ED) investment tax credit realized this year. Our fiscal 2023 efficiency ratio of 52.6% increased from 51.5% in the prior year, as non-interest expense growth outpaced revenue growth primarily due to the decrease in net interest margin as discussed above. The current year income tax expense increased 11% ($12 million) compared to 6% growth in net income before taxes due to an increase in the current year effective income tax rate. The current year effective income tax rate of 26.1% was 120 basis points higher than last year, primarily driven by the combined impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32 and non-recurring adjustments related to the completion of our prior year tax filings that increased tax expense in the current year compared to a reduction in tax expense recognized when our filings were completed in the prior year. Diluted earnings per share of $3.38 was relatively consistent with the prior year and adjusted earnings per common share of $3.58 declined 1%. Our return on common shareholders’ equity (ROE) of 9.8% and adjusted ROE of 10.4% decreased 30 and 40 basis points, respectively, as an increase in our common shareholders’ income, was more than offset by higher common shareholders’ equity. Higher common shareholders’ net income was primarily driven by higher revenues and a lower provision for credit losses, partially offset by higher non-interest expenses, as discussed above. Our CET1 capital ratio at October 31, 2023 of 9.7% increased 90 basis points compared to last year, reflecting the impact of retained earnings growth, a reduction in accumulated other comprehensive loss related to an increase in unrealized gains on debt securities measured at FVOCI, the adoption of the Capital Adequacy Requirements (CAR) 2023 guidelines and the impact of common shares issued under our at-the-market (ATM) program in the first quarter of the year, which more than offset targeted growth in risk-weighted assets. Our Tier 1 capital ratio of 11.5% and Total capital ratio of 13.5%, reflected increases of 90 basis points and 140 basis points, respectively, due to the proportional impact these same factors. Our Total capital ratio also reflected the issuance of $150 million Series H Non-Viability Contingent Capital (NVCC) subordinated debentures in the year.

20 | CWB Financial Group 2023 Annual Report FISCAL 2024 OUTLOOK Economic Conditions Despite persistent levels of inflation and an elevated interest rate environment, growth of the Canadian economy remained moderately positive in fiscal 2023. As the impact of elevated interest rates continues to work through the economy, economic growth in fiscal 2024 is expected to be weak in the first part of the year before expanding in the latter half of the year. We anticipate a relatively stable policy interest rate in fiscal 2024, with the potential for policy interest rate reductions in the latter part of the year on the assumption that core inflation continues to decline to reach the Bank of Canada’s target level. Outlook of expected financial performance We have a demonstrated history of delivering strong, stable financial results against volatile economic backdrops. We target and win new full-service clients through economic cycles by delivering an unrivaled client experience with a consistent and prudent risk management approach. Looking ahead to fiscal 2024, we expect to deliver: Annual Metric Fiscal 2024 expectations Operating leverage Positive Adjusted earnings per common share Low to mid single-digit percentage growth Against this expected economic backdrop, our teams remain focused on winning full-service clients within our risk-adjusted pricing criteria. We expect to deliver mid single-digit annual percentage loan growth, if prudent and within our disciplined risk appetite, with a strategic focus on portfolios that support further fullservice client opportunities. We expect strong loan growth in Ontario will drive further geographic diversification of our loans as we continue to expand our physical presence with the opening of our Toronto financial district and Kitchener banking centres in fiscal 2024. We expect to launch our new digital and cash management platform next year and will commence with a phased migration of existing commercial clients onto the new platform. We expect gradual momentum in branch-raised deposit growth as the year progresses, with mid single-digit percentage growth of branch-raised deposits on an annual basis. Based on the assumption of a more stable interest rate environment, our net interest margin is expected to gradually increase over the next year and reflect the benefits of the growth in fixed term asset yields continuing to outpace growth in funding costs, and loan growth that is targeted to optimize risk-adjusted returns. We will continue to carefully manage discretionary costs while prioritizing investments in key roles and capabilities to support our differentiated strategy to be the best bank for business owners in Canada. The reorganization initiatives undertaken in late fiscal 2023 provide us with additional operational efficiency to continue to advance our strategy, while ensuring we maintain an appropriate level of expenses relative to our expected revenues. We executed most of the planned organizational redesign activities in the fourth quarter of fiscal 2023 and expect limited further activity within fiscal 2024. We will carefully monitor and manage our expenditures and expect to deliver positive operating leverage next year. We expect that the sustained impact of higher interest rates will result in increased borrower defaults and impaired loans as the year progresses. Consistent with our experience in prior periods of economic volatility, our prudent lending approach supports our expectation that our provision for credit losses will be within our historical normal range of 18 to 23 basis points next year. Based on the assumptions described above and presuming no significant adverse shifts in the macroeconomic environment, we expect annual percentage growth of adjusted earnings per common share in the low to mid single-digit range.

NET INTEREST INCOME

Net interest income is the difference between interest earned on assets, and interest paid on deposits and other liabilities, including debt. Net interest margin is net interest income as a percentage of average total assets.

Table 3 – Net Interest Income
($ thousands)

	2023				2022			
	Average Balance	Mix	Interest	Interest Rate	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with financial institutions	$ 4,143,626	10 %	$ 72,465	1.75 %	$ 4,106,837	11 %	$ 36,915	0.90 %
Securities purchased under resale agreements	245,260	1	11,386	4.64	143,701	-	1,964	1.37
Loans								
Personal	7,142,258	17	298,011	4.17	6,687,336	17	211,531	3.16
Business	29,418,323	70	1,983,610	6.74	27,153,241	70	1,311,495	4.83
	36,560,581	87	2,281,621	6.24	33,840,577	87	1,523,026	4.50
Total interest bearing assets	40,949,467	98	2,365,472	5.78	38,091,115	98	1,561,905	4.10
Other assets	1,022,491	2	-	0.00	948,188	2	-	0.00
Total Assets	$ 41,971,958	100 %	$ 2,365,472	5.64 %	$ 39,039,303	100 %	$ 1,561,905	4.00 %
Liabilities								
Deposits								
Personal	$ 18,699,829	45 %	$ 759,464	4.06 %	$ 16,023,732	41 %	$ 325,291	2.03 %
Business and government	14,496,310	35	499,791	3.45	15,334,691	39	220,166	1.44
	33,196,139	80	1,259,255	3.79	31,358,423	80	545,457	1.74
Securities sold under repurchase agreements	38,403	-	1,782	4.46	50,470	-	679	1.35
Other liabilities	942,849	2	3,369	0.36	711,081	2	3,159	0.44
Debt	3,897,081	9	119,789	3.07	3,282,776	9	72,634	2.21
Shareholders' equity	3,897,486	9	-	0.00	3,636,553	9	-	0.00
Total Liabilities and Equity	$ 41,971,958	100 %	$ 1,384,195	3.30 %	$ 39,039,303	100 %	$ 621,929	1.59 %
Total Assets/Net Interest Income	$ 41,971,958		$ 981,277	2.34 %	$ 39,039,303		$ 939,976	2.41 %

Net interest income of $981 million was up 4% ($41 million) from last year. Growth was primarily driven by an 8% increase in average interest bearing assets, partially offset by a seven basis point decrease in net interest margin. The decline in net interest margin reflected the impact of lower loan related fees, including payout penalties and a proportional shift in our funding mix towards fixed term branch-raised and insured broker deposits.

The yield on average cash, securities and deposits with financial institutions of 1.75% increased 85 basis points primarily due to increases in market interest rates following the Bank of Canada policy interest rate changes. The average balance of cash, securities and deposits, less securities sold under repurchase agreements, as a percentage of total assets remained relatively consistent with the prior year.

Average loan yields increased 174 basis points to 6.24% primarily due to a 325 basis point increase in the average prime rate, driven by the Bank of Canada policy interest rate increases during the current and prior year. The increase in prime rates immediately impacted our floating rate loan yields, which represent about one third of our loan portfolio, while our fixed rate loan portfolio will continue to trend upwards as loans originated prior to the policy interest rate increases mature and are renewed or replaced with new lending at a higher interest rate. The increases in average loan yields were partially offset by lower loan related fees, which primarily related to payout penalties in the higher interest rate environment.

Average deposit costs were up 205 basis points to 3.79% and the overall cost of average interest-bearing liabilities and equity increased 171 basis points to 3.30%, primarily due to market interest rate increases. The increase in market interest rates immediately impacted our floating rate deposits, which represent about one third of our deposit portfolio, and also resulted in deposit pricing changes to match competitive market rates on certain administered interest rate products. The proportional increase in deposits compared to loan yields is primarily due to the impact of our fixed term deposit portfolio repricing faster to reflect higher market interest rates than our fixed term loans, which have a longer average duration and the negative impact on our loan yields associated with lower loan related fees as discussed above.

CWB Financial Group 2023 Annual Report | 21

22 | CWB Financial Group 2023 Annual Report NON-INTEREST INCOME Table 4 – Non-interest Income ($thousands) 2023 2022 Change from 2022 Wealth management services $61,202 $61,928 $(726) (1)% Credit related 45,187 40,449 4,738 12 Trust services 10,723 9,991 732 7 Retail services 10,442 10,264 178 2 Losses on securities, net (52) (67) 15 (22) Other(1) 3,795 13,746 (9,951) (72) Total Non-interest Income $131,297 $136,311 $(5,014) (4)% (1) Primarily consists of foreign exchange gains/losses. Non-interest income of $131 million was down 4% ($5 million) from the prior year primarily due to lower foreign exchange revenue recorded in ‘other’ non-interest income, which was elevated in the prior year due to a rapid and significant strengthening of the U.S. dollar. Higher credit related fees were driven by 4% annual loan growth and an increase in credit card administration fees, which were supported by the launch of our new business credit cards in partnership with Brim Financial. Higher trust services fees reflected an increase in transaction volumes in the current year, primarily driven by new CWB Trust Services client acquisitions and elevated activity from existing clients as they continue to re-balance their portfolios in the elevated interest rate environment. Fees from retail services were relatively consistent with the prior year, commensurate with relatively stable branch-raised deposit balances. Wealth management fees decreased 1% from the prior year, as higher investment management fees, associated with a growth in assets under management balances, were more than offset by lower wealth service fees, reflective of a reduction in transactional activity in the elevated interest rate environment. In line with our liquidity management strategies and risk appetite, we also recognized nominal losses on security sales in the current and prior years.

NON-INTEREST EXPENSES AND EFFICIENCY RATIO

Table 5 – Non-interest Expenses and Efficiency Ratio
($ thousands)

	2023	2022	Change from 2022	
Salaries and Employee Benefits				
Salaries	**$ 323,418**	$ 286,130	$ 37,288	13 %
Employee benefits	**66,746**	59,613	7,133	12
	390,164	345,743	44,421	13
Premises				
Depreciation	**18,456**	18,439	17	-
Rent	**11,915**	11,213	702	6
Other	**4,265**	4,622	(357)	(8)
	34,636	34,274	362	1
Equipment and Software				
Depreciation	**35,232**	52,197	(16,965)	(33)
Other	**51,859**	41,214	10,645	26
	87,091	93,411	(6,320)	(7)
General				
Professional fees and services	**23,401**	30,264	(6,863)	(23)
Regulatory costs	**14,698**	13,262	1,436	11
Banking charges	**10,476**	9,915	561	6
Marketing and business development	**9,099**	10,366	(1,267)	(12)
Amortization of acquisition-related intangible assets	**8,490**	10,212	(1,722)	(17)
Capital and business taxes	**4,858**	2,038	2,820	138
Loan-related credit reports	**4,271**	3,588	683	19
Employee recruitment and training	**2,880**	6,169	(3,289)	(53)
Travel	**2,868**	2,735	133	5
Communications	**2,149**	2,167	(18)	(1)
Staff relations	**1,903**	1,947	(44)	(2)
Acquisition and integration costs	**602**	626	(25)	(4)
Other	**13,697**	15,060	(1,363)	(9)
	99,392	108,349	(8,958)	(8)
Total Non-interest Expenses	**$ 611,283**	$ 581,777	$ 29,505	5 %
Efficiency Ratio	**52.6 %**	51.5 %		110 bp

bp – basis point

Total non-interest expenses of $611 million were up 5% (30 million). The increase included $17 million of costs recognized primarily in salaries and employee benefits that were incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes.

CWB Financial Group 2023 Annual Report | 23

Salaries and employee benefits increased 13% ($44 million) primarily due to costs incurred related to the reorganization of our operations in the fourth quarter this year. Excluding the impact of non-recurring reorganization activities, salaries and benefits increased 8% ($27 million) driven by a higher average staffing complement, the impact of annual salary increments and higher share-based compensation expense associated with a higher share price in the current year.

Premises expense remained relatively consistent with the prior year as higher rent expense associated with the full year impact of our Markham, Ontario, and downtown Vancouver banking centres, were offset by our efforts to temporarily reduce maintenance and repair costs.

Equipment and software costs were down 7% ($6 million) primarily due to the accelerated amortization of intangible assets of previously capitalized AIRB assets recognized in the prior year. Excluding the accelerated amortization of intangible assets, equipment and software costs were up 13%, primarily driven by our ongoing investments in technology infrastructure, including our continued transition to cloud based solutions, as we position ourselves for future growth and improve our client and employee experience.

General non-interest expenses were down 8% ($9 million) from the prior year. Lower professional fees and services reflected a reduced spend on strategic projects in the year. Lower amortization of acquisition-related intangible assets was primarily driven by the launch of our CWB Wealth brand and the concurrent retirement of legacy wealth management brands in the prior year. Lower employee recruitment and training, marketing and other general non-interest expenses reflected our prudent approach to managing our expenditures in the current economic environment, as well as the recognition of an SR&ED investment tax credit in the year. Lower general non-interest expenses were partially offset by higher capital taxes and regulatory costs.

The efficiency ratio was 52.6% compared to 51.5%, as non-interest expense growth outpaced revenue growth primarily due to the decrease in net interest margin as discussed in the *Net Interest Income* section.

Figure 1 – Number of Full-time Equivalent Employees


3,000
2500
2000
1500
1000
500
0
2,278
(+5%)
2,505
(+10%)
2,617
(+4%)
2,712
(+4%)
2,505
(-8%)
2019
2020(1)
2021
2022
2023(2)

(1) Approximately half of the fiscal 2020 increase related to the wealth acquisition

(2) Decrease in fiscal 2023 primarily relates to the reorganization of our operations that occurred late in the fourth quarter of the year

INCOME TAXES

On November 4, 2022, the Canadian Government introduced Bill C-32 which included legislation to increase the federal income tax rate by 1.5% on taxable income above $100 million for banking and life insurance groups. Bill C-32 received Royal Assent on December 15, 2022. The new legislation increased our annual effective tax rate by approximately 80 basis points compared to the prior year, as the increase from the higher federal income tax rate was partially offset by a one-time deferred tax recovery associated with the re-measurement of our net deferred tax assets at the higher tax rate.

The current year effective income tax rate of 26.1% was 120 basis points higher than last year, primarily driven by the combined impact of the additional 1.5% of federal income tax associated with the enactment of Bill C-32 and non-recurring adjustments related to the completion of our prior year tax filings that increased tax expense in the current year compared to a reduction in tax expense recognized when our filings were completed in the prior year.

COMPREHENSIVE INCOME

Comprehensive income is comprised of net income and other comprehensive income (OCI), all net of taxes. Our OCI includes changes in unrealized gains and losses on debt securities measured at FVOCI, equity securities designated at FVOCI, and fair value changes for derivative instruments designated as cash flow hedges. Comprehensive income of $392 million was up $201 million due to a $187 million increase in OCI and a $14 million increase in net income. Higher OCI, net of tax, was driven by unrealized gains from changes in the fair value of our debt securities measured at FVOCI compared to losses in the prior year ($156 million) and the impact of reclassifications to net income ($49 million) related to our derivatives designated as cash flow hedges, partially offset by higher unrealized losses from the fair value of our derivatives designated as cash flow hedges ($16 million).

Our debt securities portfolio, which is classified at FVOCI, is primarily comprised of bonds issued or guaranteed by federal (Canada or United States), provincial or municipal governments used exclusively for liquidity management purposes and have an average remaining duration of approximately one year. Fluctuations in value are generally attributed to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve and are fully reflected in regulatory capital on an after-tax basis.

24 | CWB Financial Group 2023 Annual Report

Table 6 – Comprehensive Income
($ thousands)

	2023	2022	Change from 2022
Net Income	$ **350,649**	$ 336,896	$ 13,753
Other Comprehensive Income (Loss), net of tax			
Items that will be subsequently reclassified to net income			
Debt securities measured at fair value through other comprehensive income			
Gains (Losses) from change in fair value	**65,694**	(89,817)	155,511
Reclassification to net income, of (gains) losses in the year	**(209)**	8	(217)
	65,485	(89,809)	155,294
Derivatives designated as cash flow hedges			
Losses from change in fair value	**(55,058)**	(38,852)	(16,206)
Reclassification to net income, of gains (losses) in the year	**32,303**	(16,508)	48,811
	(22,755)	(55,360)	32,605
Items that will not be subsequently reclassified to net income			
Unrealized losses on equity securities designated at fair value through other comprehensive income	**(986)**	(167)	(819)
	41,744	(145,336)	187,080
Comprehensive Income	$ **392,393**	$ 191,560	$ 200,833

CASH AND SECURITIES

Cash, securities and securities purchased under resale agreements totaled $4.3 billion at October 31, 2023, compared to $4.6 billion last year. The cash and securities portfolio is primarily comprised of high-quality debt instruments that are used exclusively for liquidity management purposes, and have an average remaining duration of approximately one year. The balance and mix of cash and securities are managed as part of our overall liquidity management process. Refer to the *Liquidity Management* section of our MD&A for additional information.

Table 7 – Unrealized Gains and Losses on Debt Securities, Equity Securities, and Cash Resources Measured at FVOCI[1]
($ thousands)

	As at October 31, 2023			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Measured at FVOCI				
Interest bearing deposits with financial institutions[2]	$ **149,292**	$ **2**	$ **9**	$ **149,285**
Debt securities issued or guaranteed by				
Canada	**3,333,770**	**1,718**	**67,012**	**3,268,476**
A province or municipality	**444,545**	**71**	**4,303**	**440,313**
Other debt securities issued by United States Treasury	**134,434**	**-**	**4,706**	**129,728**
Other debt securities	**55,305**	**85**	**2**	**55,388**
Measured at fair value through profit or loss (FVTPL)				
Other debt securities	**12,494**	**2,569**	**162**	**14,901**
Total	$ **4,129,840**	$ **4,445**	$ **76,194**	$ **4,058,091**

	As at October 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Measured at FVOCI				
Interest bearing deposits with financial institutions[2]	$ 26,833	$ -	$ -	$ 26,833
Debt securities issued or guaranteed by				
Canada	4,047,037	414	136,630	3,910,821
A province or municipality	465,377	67	16,497	448,947
Other debt securities issued by United States Treasury	157,393	-	8,671	148,722
Designated at FVOCI				
Other equity securities	8,972	1,617	284	10,305
Total	$ 4,705,612	$ 2,098	$ 162,082	$ 4,545,628

(1) Excludes financial instruments measured at amortized cost, including cash, non-interest bearing deposits with financial institutions and cheques and other items in transit of $67 million (October 31, 2022 – $89 million) and securities purchased under resale agreements of $135 million (October 31, 2022 – nil).
(2) Included in cash resources on the consolidated balance sheets.

CWB Financial Group 2023 Annual Report | 25

Fluctuations in the value of securities are generally attributed to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve. Net unrealized losses, before tax, recorded on the consolidated balance sheet at October 31, 2023 totaled $72 million, compared to net unrealized losses of $160 million last year. Elevated unrealized losses on cash and securities in prior year were primarily driven by the significant and rapid increase in market interest rates. The unrealized losses reduced in the current year with more stability in interest rates and through the maturity and replacement of debt securities with yields that reflect current market interest rates. We regularly review the level of unrealized losses on securities. Impairment charges on debt securities are reflected in net gains (losses) on securities only in the case of an issuer credit event. We have no direct investment in any sovereign debt or other securities issued outside of Canada or the United States. Refer to *Table 25 – Valuation of Financial Instruments* of our MD&A for additional information on significant financial assets and liabilities reported at fair value.

LOANS

Table 8 – Outstanding Loans by Portfolio
($ millions)

	2023	2022	Change from 2022	
General commercial loans	$ **13,681**	$ 12,430	$ 1,251	10 %
Personal loans and mortgages	**7,118**	6,952	166	2
Commercial mortgages	**7,106**	7,446	(340)	(5)
Equipment financing and leasing	**5,722**	5,546	176	3
Real estate project loans	**3,098**	3,200	(102)	(3)
Oil and gas production loans	**485**	332	153	46
Total Outstanding Loans(1)	$ **37,210**	$ 35,906	$ 1,304	4 %

(1) Total loans outstanding by lending sector exclude the allowance for credit losses.

Total loans, excluding the allowance for credit losses, increased 4% ($1.3 billion) compared to last year and reflected our continued focus on optimizing risk-adjusted returns in the current economic environment.

Very strong growth of 10% in our general commercial portfolio reflected our continued focus to increase full-service client relationships across our national footprint. General commercial loans increased by 17% in Ontario, supported by our Mississauga and Markham banking centres. General commercial lending also reflected activity across a broad range of industries, such as finance and insurance, hospitality, retail trade, construction, transportation and storage, professional services, healthcare, and manufacturing.

Personal loans and mortgages increased 2% ($166 million) primarily due to growth in uninsured mortgages, which benefited from strong new origination volumes with prudent loan-to-value ratios and strong average beacon scores.

Our commercial mortgage portfolio declined 5% ($340 million) with new origination volume more than offset by scheduled repayments, as fewer new lending opportunities met our risk-adjusted return expectations.

The equipment financing and leasing portfolio increased 3% ($176 million), primarily in Quebec, Alberta, and British Columbia (BC) and was dampened by continued market competition and elevated payouts in the year.

Real estate project loans declined 3% ($102 million) as a lower than usual volume of new project starts from top-tier borrowers were more than offset by payouts associated with the timing of project completions, primarily in Alberta.

Oil and gas production loans were up 46% ($153 million), primarily reflecting our participation in syndicated facilities that remain within our prudent risk appetite. As at October 31, 2023, our exposures to oil and gas service and production businesses each represented approximately 2% of total loans.

The shift in the mix of our portfolio (see Figure 2) reflected strong execution against our strategy to focus on full-service client opportunities and risk-adjusted return expectations across a broad range of industries. Very strong growth in our strategically targeted general commercial loans increased the proportion of loans to 37% at October 31, 2023, compared to 35% in the prior year. The proportion of loans in commercial mortgages and real estate project loans also decreased to 19% and 8%, respectively, compared to the prior year proportions of 21% and 9%, respectively. The proportional decline in these portfolios primarily reflects lower volume of new lending which met our risk-adjusted return expectations, compared to repayments and project completions during the year. Our remaining portfolios remained relatively consistent with the prior year.

Figure 2 – Outstanding Loans by Portfolio
(October 31, 2022 in brackets)



Oil & Gas Production Loans
1% (1%)
Real Estate Project Loans
8% (9%)
37% (35%)
General Commercial Loans
Equipment Financing & Leasing
16% (15%)
Personal Loans & Mortgages
19% (19%)
19% (21%)
Commercial Mortgages

26 | CWB Financial Group 2023 Annual Report

CWB Financial Group 2023 Annual Report | 27 The shift in our portfolio based on the location of security (see Figure 3) reflected our continued focus to increase full-service client relationships across our national footprint. Very strong growth in the Ontario market, supported by solid momentum from our Markham and Mississauga banking centres, increased the proportion of loans to 25% at October 31, 2023, compared to 24% last year. The shift in geographic portfolio composition in Alberta and BC was primarily driven by lower commercial mortgage balances as discussed above. Figure 3 – Geographical Distribution of Outstanding Loans based on Location of Security (October 31, 2022 in brackets) The loan portfolio is focused on areas of demonstrated lending expertise, while concentrations measured by geographic area and industry sector are managed within specified tolerance levels. Our loan portfolio is well-diversified and continued to achieve greater diversification from a geographic and industry perspective this year. Table 9 – Outstanding Loans by Industry Sector(1) (% at October 31) 2023 2022 Real estate operations 20% 21% Consumer loans and residential mortgages 19 19 Construction 17 18 Finance and insurance 9 9 Transportation and storage 7 7 Hotel/motel 5 5 Retail trade 4 3 Agriculture 3 2 Health and social services 2 3 Manufacturing 2 2 Professional, scientific, and technical services 2 2 Oil and gas service 2 2 Oil and gas production 2 1 Accommodation and food services 1 1 Logging/forestry 1 1 Wholesale trade 1 1 Utilities 1 1 All other 2 2 Total 100% 100% (1) Based on North American Industry Classification System (NAICS) codes.

CREDIT QUALITY

IMPAIRED LOANS

Loans are determined to be in default and classified as impaired when payments are contractually past due 90 days or more, when we have commenced realization proceedings, or when we are of the opinion that the loan should be regarded as impaired based on objective evidence. Objective evidence that a loan is impaired may include significant financial difficulty of a borrower, default or delinquency of a borrower, breach of loan covenants or conditions, or indications that a borrower will enter bankruptcy.

Table 10 – Change in Gross Impaired Loans
($ thousands)

	2023	2022	Change from 2022	
Gross impaired loans, beginning of year	**$ 166,673**	$ 202,324	$ (35,651)	(18) %
New formations	**341,495**	150,723	190,772	127
Reductions, impaired accounts paid down or returned to performing status	**(205,140)**	(155,759)	(49,381)	32
Write-offs	**(37,052)**	(30,615)	(6,437)	21
Total[1]	**$ 265,976**	$ 166,673	$ 99,303	60 %
Balance of the ten largest impaired accounts	**$ 139,162**	$ 82,314	$ 56,848	69 %
Total number of accounts classified as impaired[2]	**255**	280	(25)	(9)
Total number of accounts classified as impaired under $1 million[2]	**225**	256	(31)	(12)
Gross impaired loans as a percentage of gross loans	**0.71 %**	0.46 %		25 bp

(1) Gross impaired loans include foreclosed assets held for sale with a carrying value of $2,712 (October 31, 2022 – $2,010). We pursue timely realization of foreclosed assets and do not use the assets for our own operations.
(2) Total number of accounts excludes CWB National Leasing.
Bp – basis point

Gross impaired loans at October 31, 2023 totaled $266 million, up from $167 million last year, which represented 0.71% of gross loans compared to 0.46% last year. The level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given tangible security held in support of lending exposures.

The increase in gross impaired loans was driven by an increase in new formations of impaired loans to $341 million this year, as expected as a result of higher interest rates pressuring the cash flow of borrowers. New formations of gross impaired loans of $151 million last year was suppressed by the continued benefit of Government stimulus and support. We continue to efficiently deliver resolutions of impaired loans, which totaled $205 million this year as compared to $156 million last year. Strong resolution activity with net write-offs that remain well below our historical average reflects our ongoing proactive management of the loan portfolio by our Special Asset Management Unit, a team that specializes in resolving troubled loans and minimizing credit losses.

We regularly review the overall loan portfolio and undertake credit decisions on a case-by-case basis to provide early identification of possible adverse trends. Our strong credit risk management framework, including well-established underwriting standards, the secured nature of our lending portfolio with conservative loan-to-value ratios, and proactive approach to working with clients through difficult periods has continued to be an effective approach. This is demonstrated by our history of low write-offs as a percentage of average loans, including through past periods of economic volatility. Refer to the *Risk Management* section of this MD&A for additional information.

28 | CWB Financial Group 2023 Annual Report

ALLOWANCE FOR CREDIT LOSSES

Allowances for credit losses are maintained for expected credit losses (ECL) in the performing loan portfolio and assessed on a loan-by-loan basis for impaired loans. The performing loan allowance (Stage 1 and 2) consists of expected credit losses for losses in the portfolio that are not presently identifiable on an account-by-account basis. The allowance for impaired loans consists of the amounts required to reduce the carrying value of individually identified impaired loans to their estimated realizable value. We establish estimates through detailed analysis of both the overall quality and marketability of the security held against each impaired account.

At October 31, 2023, the total allowance for credit losses of $175 million consisted of $132 million for performing loans and $43 million related to impaired loans (Stage 3). One year ago, the total allowance for credit losses of $167 million consisted of $120 million for performing loans and $47 million related to impaired loans. The change in the allowance for credit losses compared to last year, with the allowance for impaired loans split by loan portfolio, is provided in the following table.

Table 11 – Allowance for Credit Losses

($ thousands)

	2023 Opening Balance	Provision for (Recovery of) Credit Losses	(Write-Offs) net of Recoveries[1]	**2023 Ending Balance**
Impaired loan allowance (Stage 3)				
General commercial loans	$ 32,469	$ (3,091)	$ (10,308)	**$ 19,070**
Equipment financing and leasing	6,788	6,280	(6,484)	**6,584**
Commercial mortgages	6,734	10,738	(14)	**17,458**
Personal loans and mortgages	140	546	(644)	**42**
Real estate project loans	560	885	(1,400)	**45**
Oil and gas production loans	-	(15)	15	**-**
	46,691	15,343	(18,835)	**43,199**
Performing loan allowance (Stage 1 and 2)	120,437	11,676	-	**132,113**
Total	$ 167,128	$ 27,019	$ (18,835)	**$ 175,312**
Represented by:				
Loans				**$ 172,563**
Committed but undrawn credit exposures and letters of credit[2]				**2,749**
Total				**$ 175,312**

(1) Recoveries in fiscal 2023 totaled $18,215 (2022 – $5,858).

(2) The performing allowance for credit losses related to committed but undrawn credit exposures and letters of credit is included in other liabilities on the consolidated balance sheets.

Performing loan allowance

The performing loan allowance is estimated based on 12-month expected credit losses for loans in Stage 1, while loans in Stage 2 require the recognition of lifetime expected credit losses. The proportion of performing loans in Stage 2 was 13%, compared to 20% last year. The decrease in Stage 2 loans compared to last year primarily reflects a more pessimistic macroeconomic forecast in the prior year relative to the periods those loans were originated.

The performing loan allowance of $132 million increased 10% from the prior year, primarily driven by a continued weakening in the economic outlook over the past year. The macroeconomic forecast in the current year, which is calibrated against an average of the large Canadian banks' macroeconomic forecasts, reflects continued weak economic growth into fiscal 2024, before expanding in the latter half of the year. For further details on the economic factors and scenarios incorporated into the estimation of the performing loan allowance, see Note 6 of the audited consolidated financial statements for the year ended October 31, 2023.

Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Continued increases in market interest rates, global geopolitical uncertainty, and a significant adverse shift in the macroeconomic outlook could result in negative revisions to expected economic assumptions. Hindsight cannot be used, so while these evolving assumptions may result in future forecasts that differ from those used in the ECL estimation at October 31, 2023, those changes will be reflected in future periods.

In estimating the performing loan allowance, where required we supplement our modeled ECL to reflect expert credit judgments. These expert credit judgments incorporate the estimated impact of factors that are not fully captured through our modeled ECL.

Impaired loan allowance

The allowance for impaired loans (Stage 3) was $43 million, compared to $47 million last year. Given the larger average exposure size within our commercial portfolios in comparison to personal loans, our impaired loan allowances and provisions for credit losses may fluctuate as loans become impaired and are subsequently resolved. In determining allowances for impaired loans, we establish estimates through detailed analysis of both the overall quality and ultimate marketability of the security held against each impaired account on a case-by-case basis.

CWB Financial Group 2023 Annual Report | 29

PROVISION FOR CREDIT LOSSES

The provision for credit losses as a percentage of average loans of seven basis points consisted of a four basis point provision related to impaired loans and a three basis point provision related to performing loans. This compared to a 14 point provision for credit losses last year, including a ten basis point charge related to impaired loans and a four basis point charge related to performing loans. In dollar terms, the provision for credit losses was $27 million compared to $46 million last year. The provision for credit losses on impaired loans was $15 million compared to $32 million last year. The lower provision for credit losses on impaired loans was primarily due to an increase in recoveries of impaired loan write-offs upon final resolution. The provision for credit losses on performing loans was a $12 million charge, compared to a charge of $14 million last year. For additional information on the estimation of the performing loan allowance, refer to the *Allowance for Credit Losses* section of our MD&A.

The timing of write-offs and recoveries of previous write-offs can fluctuate as loans become impaired and are subsequently resolved. Our approach to managing credit risk has proven to be very effective and write-offs as a percentage of average loans of ten basis points remained well below our five-year historical average.

Table 12 – Provision for Credit Losses

(as a percentage of average loans)

	2023	2022	2021	2020	2019
Provision for credit losses on total loans	**0.07 %**	0.14 %	0.09 %	0.32 %	0.21 %
Provision for credit losses on impaired loans	**0.04**	0.10	0.17	0.18	0.21
Write-offs	**0.10**	0.09	0.19	0.17	0.23

PAST DUE LOANS

Loans are considered past due when a customer has not made a payment by the contractual due date.

Table 13 – Past Due Loans

($ thousands)

As at October 31, 2023	**1 – 30 days**	**31 – 60 days**	**61 – 90 days**	**Total**
Personal	$ **114,397**	$ **57,326**	$ 4,059	$ **175,782**
Business	**116,991**	**58,998**	26,129	**202,118**
Total	$ **231,388**	$ **116,324**	$ 30,188	$ **377,900**
As at October 31, 2022	$ 174,127	$ 77,308	$ 46,997	$ 298,432

Past due performing loans of $378 million were 27% higher than prior year. Past due performing loans as a percentage of total gross loans are now moderately higher than our five-year historical average and are starting to reflect the impacts of the elevated interest rate environment on borrower credit performance.

30 | CWB Financial Group 2023 Annual Report

DEPOSITS AND FUNDING

Table 14 – Deposits
($ thousands)

	Demand	Notice	Term	2023 Total	% of Total
Personal, branch-raised	$ 30,380	$ 6,616,801	$ 4,780,322	$ 11,427,503	34 %
Business and government, branch-raised	980,924	6,139,026	2,197,789	9,317,739	28
Deposit brokers	-	-	9,186,914	9,186,914	28
Capital markets	-	-	3,396,293	3,396,293	10
Total	**$ 1,011,304**	**$ 12,755,827**	**$ 19,561,318**	**$ 33,328,449**	**100 %**
% of Total	**3 %**	**38 %**	**59 %**	**100 %**	

	Demand	Notice	Term	2022 Total	% of Total
Personal	$ 35,688	$ 6,654,784	$ 3,957,977	$ 10,648,449	32 %
Business and government	1,314,615	6,456,577	2,457,809	10,229,001	31
Deposit brokers	-	-	7,639,305	7,639,305	23
Capital markets	-	-	4,493,707	4,493,707	14
Total	$ 1,350,303	$ 13,111,361	$ 18,548,798	$ 33,010,462	100 %
% of Total	4 %	40 %	56 %	100 %	

Total deposits increased 1% ($0.3 billion) from last year, as higher personal and broker deposit balances were partially offset by lower business and government and capital market deposits.

Table 15 – Deposits by Source
(as a percentage of total deposits at October 31)

	2023	2022
Branch-raised	**62 %**	63 %
Deposit brokers	**28**	23
Capital markets	**10**	14
Total	**100 %**	100 %

Branch-raised deposits of $20.7 billion comprised 62% of total deposits and decreased 1% ($0.1 billion) from last year as a 9% ($0.6 billion) increase in fixed term deposits were more than offset by a 5% ($0.7 billion) decrease in demand and notice deposits. Branch-raised demand and notice deposits declined from the prior year primarily due to our intentional exit of select higher cost non-full-service client relationships early in the year, which we replaced with insured, fixed term broker deposits. Lower branch-raised demand and notice deposits also reflected a reduction in account balances as clients continue to deploy excess savings rather than incur debt to manage cash flow in the elevated rate environment. For clients that retained excess savings, we noted a continued preference for term deposits in the current interest rate environment.

Other types of deposits are primarily sourced through a deposit broker network and debt capital markets. Capital market deposits decreased 24% ($1.1 billion) as senior deposit note maturities during the year were replaced with broker term deposits due to a lower relative cost compared to new senior deposit note issuances. Capital market deposits now represent 10% of total deposits, compared to 14% last year.

The broker deposit market remains an efficient and liquid source of funding. Although these funds are subject to commissions, this cost is countered by a reduced dependence on a more extensive branch network and the benefit of generating insured fixed-term retail deposits over a wide geographic base. At times broker-sourced deposits also reflect a lower relative cost compared to other funding options. We only raise fixed term deposits through this funding channel, with terms to maturity between one and five years, and do not offer a High Interest Savings Account (HISA) product. Broker-sourced deposits increased 20% ($1.5 billion) from last year and represent 28% of total deposits, up from 23% last year.

We continue to invest in our securitization capabilities and participate in lease securitization vehicles, the NHA MBS program and the *Canada Mortgage Bond* (CMB) program. The gross amount of securitized leases and loans was $2.2 billion, compared to $2.1 billion one year ago. The gross amount of mortgages securitized under the NHA MBS program was $1.3 billion, compared to $1.4 billion last year. Funding from the securitization of leases, loans and mortgages totaled $1.0 billion (2022 – $1.2 billion) during the year, including $0.9 billion (2022 – $1.0 billion) of equipment leases and loans, and $0.1 billion (2022 – $0.2 billion) from participation in the CMB program.

CWB Financial Group 2023 Annual Report | 31

OTHER ASSETS AND OTHER LIABILITIES

Other assets at October 31, 2023 totaled $1.0 billion and were relatively consistent with last year. Higher intangible asset balances associated with our continued investment in our digital capabilities were offset by lower accounts receivable balances. Other liabilities totaled $1.1 billion at October 31, 2023 compared to $1.2 billion last year, with the decrease primarily related to lower securities sold under repurchase agreements, partially offset by higher accounts payable balances and an increase in the liability recognized for unfavourable derivative contracts used for interest rate risk management purposes.

LIQUIDITY MANAGEMENT

We maintain a conservative liquid asset profile. Our cash and securities portfolio is comprised of high-quality debt instruments, primarily issued or guaranteed by federal (Canada or United States), provincial or municipal governments, and short-term money market instruments. A schedule outlining our securities portfolio at October 31, 2023 is provided in Note 4 of the audited consolidated financial statements. For additional information on the governance and risk management related to liquidity and funding risk, refer to the *Liquidity and Funding Risk* section of our MD&A.

Table 16 – Liquid Assets

($ thousands)

	2023	2022	Change from 2022
Cash and non-interest bearing deposits with financial institutions	**$ 49,114**	$ 81,228	$ (32,114)
Interest bearing deposits with financial institutions	**149,285**	26,833	122,452
Cheques and other items in transit	**17,410**	7,918	9,492
	215,809	115,979	99,830
Government of Canada treasury bills	**392,013**	-	392,013
Government of Canada, provincial and municipal debt, term to maturity one year or less	**1,895,269**	2,051,914	(156,645)
Government of Canada, provincial and municipal debt, term to maturity more than one year	**1,421,507**	2,307,854	(886,347)
NHA mortgage-backed securities[1]	**42,066**	229,052	(186,986)
Other securities	**200,017**	159,027	40,990
Securities (sold) purchased under (repurchase) resale agreements	**134,662**	(247,354)	382,016
	4,085,534	4,500,493	(414,959)
Total Liquid Assets	**$ 4,301,343**	$ 4,616,472	$ (315,129)
Total Assets	**$ 42,320,103**	$ 41,427,552	$ 892,551
Liquid Assets as a Percentage of Total Assets	**10 %**	11 %	(1) %
Total Cash and Securities	**$ 4,259,277**	$ 4,387,420	$ (128,143)
Cash and Securities as a Percentage of Total Assets	**10 %**	11 %	(1) %
Total Deposit Liabilities	**$ 33,328,449**	$ 33,010,462	$ 317,987
Liquid Assets as a Percentage of Total Deposit Liabilities	**13 %**	14 %	(1)%

(1) Includes securitized mortgages that were not transferred to third parties. These are reported in loans at amortized cost on the consolidated balance sheets.

The composition of total liquid assets supports ongoing compliance with the OSFI *Liquidity Adequacy Requirements* (LAR) guideline. Liquid assets, as defined by OSFI, comprised of cash, deposits, securities (sold) purchased under (repurchase) resale agreements and marketable debt securities, totaled $4.3 billion at October 31, 2023 (October 31, 2022 – $4.6 billion). Liquid assets represented 10% of total assets, compared to 11% last year, and 13% of total deposit liabilities at year end, compared to 14% last year. The decline from last year was primarily driven by an increase in the proportion of insured term deposits of total deposits in the current year.

Our liquidity management is based on an internal stressed cash flow model, with the level of cash and securities driven primarily by the term structure of both assets and liabilities, and the liquidity structure of liabilities. We continue to apply *Guideline B-6: Liquidity Principles* (Guideline B-6), which complements the LAR guideline and sets out OSFI's expectations for how deposit-taking institutions should manage liquidity risk. In fiscal 2023, we continued to maintain very prudent levels of liquidity.

Other key elements of the composition of liquid assets at October 31, 2023 compared to the prior year include:

- Maturities within one year comprise 65% (October 31, 2022 – 42%), with the increase from the prior year in response to changes in market interest rates and continued economic uncertainty;
- Government of Canada, provincial and municipal debt securities and unencumbered NHA MBS comprise 87% (October 31, 2022 – 99%); and,
- Cash and deposits with financial institutions comprise 5% (October 31, 2022 – 3%).

32 | CWB Financial Group 2023 Annual Report

A summary of all outstanding deposits by contractual maturity date is presented in the two following tables.

Table 17 – Deposit Maturities Within One Year

($ millions)

October 31, 2023		Within 1 Month		1 to 3 Months		3 Months to 1 Year		Cumulative Within 1 Year
Demand deposits	$	**1,011**	$	**-**	$	**-**	$	**1,011**
Notice deposits		**9,837**		**511**		**2,409**		**12,756**
Deposits payable on a fixed date		**825**		**1,763**		**6,869**		**9,458**
Total	$	**11,673**	$	**2,274**	$	**9,278**	$	**23,225**
October 31, 2022 Total	$	13,019	$	1,668	$	8,153	$	22,840

Table 18 – Total Deposit Maturities

($ millions)

October 31, 2023		Within 1 Year		1 to 2 Years		2 to 3 Years		3 to 4 Years		4 to 5 Years		More than 5 Years		Total
Demand deposits	$	**1,011**	$	**-**	$	**-**	$	**-**	$	**-**	$	**-**	$	**1,011**
Notice deposits		**12,756**		**-**		**-**		**-**		**-**		**-**		**12,756**
Deposits payable on a fixed date		**9,458**		**3,792**		**2,460**		**1,751**		**1,905**		**195**		**19,561**
Total	$	**23,225**	$	**3,792**	$	**2,460**	$	**1,751**	$	**1,905**	$	**195**	$	**33,328**
October 31, 2022 Total	$	22,840	$	5,006	$	2,440	$	853	$	1,305	$	566	$	33,010

A breakdown of deposits by source is provided in Table 14 and Table 15. Target limits by source have been established as part of the overall liquidity policy and are monitored regularly to ensure an acceptable level of funding diversification is maintained. We continue to develop and implement strategies to compete for branch-raised deposits, and to strengthen this channel as the core source of funding. Additional sources of liquidity include deposits raised through broker channels, issuances of senior deposit notes, instruments that qualify as regulatory capital and securitization activity.

A summary of the subordinated debentures outstanding is presented in the following table.

Table 19 – Subordinated Debentures Outstanding

($ thousands)

	Interest Rate(1)	Maturity Date	Reset Spread(1)	Earliest Date Redeemable by CWB at Par		**Par Value(2)**
Series F NVCC subordinated debentures	3.668%	June 11, 2029	199 bp	June 11, 2024	$	**250,000**
Series G NVCC subordinated debentures	4.840%	June 29, 2030	410.2 bp	June 29, 2025		**125,000**
Series H NVCC subordinated debentures	5.937%	December 22, 2032	291 bp	December 22, 2027		**150,000**

(1) The interest rate will be paid until the earliest date redeemable, after which the interest rate will reset quarterly at the reset spread basis points over the then three-month Bankers' Acceptance rate for Series F and Series G and CORRA for Series H.

(2) The balance reported on the consolidated balance sheet as at October 31, 2023 includes unamortized financing costs related to the issuance of subordinated debentures of $1,562 (October 31, 2022 - $1,198).

Bp – basis point

On December 22, 2022, we issued $150 million of Series H NVCC subordinated debentures with a fixed annual interest rate of 5.937% until December 22, 2027.

In addition to deposit liabilities and subordinated debentures, we have notional debt securities related to the securitization of loans, leases, and mortgages to third parties. Further details can be found in Note 7 and 14 of the audited consolidated financial statements for the year ended October 31, 2023.

CWB Financial Group 2023 Annual Report | 33

CAPITAL MANAGEMENT

We manage capital in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors. Capital management includes forecast capital requirements with consideration of anticipated profitability, asset growth and composition, market and economic conditions, regulatory changes, and common and preferred share dividends. The goal is to maintain adequate regulatory capital to be considered well-capitalized and protect customer deposits, while providing a satisfactory return for shareholders. We have established target capital levels that are informed by our Internal Capital Adequacy Assessment Process (ICAAP) and stress tests, and are deemed prudent to effectively manage risks, including potential capital shocks from unexpected macroeconomic and/or CWB-specific events.

During the year, we complied with all external capital requirements.

ATM Program

All common shares issued under the ATM program in the year were issued in the first quarter of fiscal 2023, with no common shares issued thereafter.

On June 1, 2022, we re-established an ATM program to allow the periodic issuance up to a total of $150 million of common shares, at our discretion and if needed, at the prevailing market price, under a prospectus supplement to the CWB short-term base shelf prospectus, which expires on July 1, 2024. Under the existing ATM program, we have issued 4,501,766 common shares for gross proceeds of $111 million, or net proceeds of $109 million after commissions and other issuance costs. The ATM program was re-established following the termination of the previous ATM program established on May 31, 2021, due to the sale of most of the $150 million common shares approved under the previous program.

Table 20 – ATM Usage
($ thousands, except per share amounts)

	2023	2022
Common shares issued[1]	**1,835**	4,725
Average price per share	**$ 24.53**	$ 29.86
Gross proceeds	**44,998**	141,098
Net proceeds[2]	**44,253**	138,392

(1) During the year ended October 31, 2023, all shares issued were under the new ATM program. For the comparative 2022 periods, shares issued in Q1 and Q2 2022 were under the previous ATM program (2,058 shares issued, at average price of $36.46, for gross proceeds of $75,038 and net proceeds of $73,767) and shares issued in Q3 and Q4 2022 were under the current ATM program (2,667 shares issued, at average price of $24.77, for gross proceeds of $66,060, and net proceeds of $64,625).
(2) Gross proceeds less sales commissions and other issuance costs.

Share-based Payments

We provide a share-based incentive plan to officers and employees who are in a position to significantly impact the long-term financial success of the organization. Note 16 of the audited consolidated financial statements for the year ended October 31, 2023 provides details related to the number of options outstanding, the weighted average exercise price and the amounts exercisable at year end.

BASEL III CAPITAL ADEQUACY ACCORD

OSFI requires Canadian financial institutions to manage and report regulatory capital in accordance with the Basel III capital management framework. We currently report regulatory capital ratios using the *Standardized* approach for calculating risk-weighted assets, which requires us to carry significantly more capital for certain credit exposures compared to requirements under the AIRB methodology. For this reason, regulatory capital ratios of banks that utilize the *Standardized* approach are not directly comparable with the large Canadian banks and other financial institutions that utilize the AIRB methodology. Our required minimum regulatory capital ratios, including a 250 basis point capital conservation buffer, are 7.0% CET1, 8.5% Tier 1 and 10.5% Total capital.

REGULATORY UPDATES

Basel III Reforms and Pillar 3 Disclosures

On January 31, 2022, OSFI released the finalized CAR 2023 guidelines related to the implementation of Basel III reforms in Canada, which includes adjustments to the calculation of risk-weighted assets under both the *Standardized* approach and the internal ratings-based approach to credit risk, operational risk, and credit valuation adjustments, as well as to the AIRB capital floors. On the same date, OSFI released the Small and Medium-Sized Deposit-taking Institutions (SMSBs) Capital and Liquidity Requirements, which considers proportionality and provides simplified capital and liquidity requirements for SMSBs of various sizes. OSFI also released the final Pillar 3 Disclosure Guideline, which lists the disclosures required for SMSBs and their respective implementation date. Based on our total assets, we qualify as a Category I SMSB.

The CAR 2023 guidelines and associated disclosure requirements became effective on February 1, 2023 which increased our CET1 capital ratio by approximately 15 basis points on adoption due to an overall reduction in risk-weighted asset density.

34 | CWB Financial Group 2023 Annual Report

CWB Financial Group 2023 Annual Report | 35 REGULATORY CAPITAL AND CAPITAL ADEQUACY RATIOS Table 21 – Capital Structure and Regulatory Ratios at Year End ($thousands) 2023 2022 Change from 2022 Regulatory Capital, Net of Deductions Common equity Tier 1 $3,157,495 $2,861,456 $296,039 Tier 1 3,732,495 3,436,456 296,039 Total 4,388,046 3,925,118 462,928 Capital Ratios Common equity Tier 1 9.7% 8.8% 90 bp Tier 1 11.5 10.6 90 Total 13.5 12.1 140 Leverage Ratio 8.5 8.1 40 bp – basis point Our CET1 capital ratio of 9.7% increased 90 basis points compared to last year reflecting the impact of retained earnings growth, a reduction in accumulated other comprehensive loss related to an increase in unrealized gains on debt securities measured at FVOCI, the adoption of CAR 2023 guidelines and common shares issued under our ATM program in the first quarter of the year, partially offset by risk-weighted asset growth. The Tier 1 capital ratio of 11.5% increased 90 basis points from last year, primarily due to the proportional impact of the same factors noted above. The total capital ratio of 13.5% increased 140 basis points from last year due to the issuance of $150 million Series H NVCC subordinated debentures in the year and the proportional impact of the same factors noted above. Our Basel III leverage ratio of 8.5% was very strong compared to the regulatory minimum of 3.0%, where a higher ratio indicates lower leverage. BOOK VALUE PER COMMON SHARE Book value per common share at October 31, 2023 of $35.79 was up 7% from $33.48 last year. Compared to last year, the increase primarily reflects retained earnings growth and lower accumulated other comprehensive losses related to improvement in the fair value of our debt securities, partially offset by an increase in common shares outstanding.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial assets include cash resources, securities, securities purchased under resale agreements, loans, derivatives, and certain other assets. Financial liabilities include deposits, securities sold under repurchase agreements, derivatives, debt, and certain other liabilities.

The use of financial instruments exposes CWB to credit, liquidity, and market risk. A discussion of how these are managed can be found in the *Risk Management* section of our MD&A.

Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the *Accounting Policies and Estimates* section of our MD&A.

Income and expenses are classified as to source, either securities or loans for income, and deposits or debt for expense. Gains (losses) on the sale of securities, unrealized gains (losses) on securities measured at FVTPL, and fair value changes in certain derivatives are classified to non-interest income.

DERIVATIVE FINANCIAL INSTRUMENTS

More detailed information on the nature of derivative financial instruments is shown in Note 10 of the audited consolidated financial statements for the year ended October 31, 2023. The notional amounts of derivative financial instruments are not reflected on the consolidated balance sheets.

Table 22 - Derivative Financial Instruments
($ thousands)

	2023	2022
Notional Amounts		
Interest rate swaps designated as cash flow hedges(1)	**$ 8,615,000**	$ 6,070,000
Interest rate swaps designated as fair value hedges(2)	**339,616**	355,020
Equity swaps designated as cash flow hedges(3)	**21,342**	19,756
Equity swaps not designated as accounting hedges(4)	**7,677**	8,066
Foreign exchange contracts not designated as accounting hedges(5)	**787,071**	144
Total	**$ 9,770,706**	$ 6,452,986

(1) Interest rate swaps designated as accounting cash flow hedges outstanding at October 31, 2023 mature between November 2023 and July 2033.
(2) Interest rate swaps designated as accounting fair value hedges outstanding at October 31, 2023 mature between October 2024 and September 2028.
(3) Equity swaps designated as accounting hedges outstanding at October 31, 2023 mature between June 2024 and June 2026.
(4) Equity swaps not designated as accounting hedges outstanding at October 31, 2023 mature in June 2024.
(5) Foreign exchange contracts outstanding at October 31, 2023 mature between November 2023 and September 2024.

The active use of interest rate swap contracts remains an integral component to manage the interest rate gap position. Derivative financial instruments are entered into only for CWB's own account. We do not act as an intermediary in derivatives markets. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review, including an assessment of the credit worthiness of the counterparty. As part of our structural Market Risk Management Policy the use of derivative financial instruments is approved, reviewed, and monitored on a regular basis by the Group Asset Liability Committee (ALCo), and are reviewed and approved by the Board Risk Committee no less than annually.

OFF-BALANCE SHEET

Off-balance sheet items include assets under management, advisement, and administration.

Table 23 - Off-balance sheet items
($ thousands)

	2023	2022
Wealth Management		
Assets under management and administration	**$ 7,925,785**	$ 7,825,003
Assets under advisement(1)	**2,197,397**	1,824,961
Assets Under Administration - Other	**15,370,989**	13,943,199

(1) Primarily comprised of assets under advisement related to our Indigenous Services wealth management business.

Wealth management assets under management and administration were $7.9 billion at year end compared to $7.8 billion one year ago, primarily due an increase in the market value of underlying assets and new client acquisitions, partially offset by a decline in balances from our existing clients. Indigenous Services assets under advisement of $2.2 billion increased from $1.8 billion last year, primarily due to asset growth from new and existing clients.

Other assets under administration totaled $15.4 billion at October 31, 2023 (October 31, 2022 – $13.9 billion). The increase from last year reflected higher market value of underlying assets and asset growth from both new and existing clients in CWB Trust Services.

Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit) and contractual purchase obligations. We do not utilize, nor do we have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Note 17 of the audited consolidated financial statements for the year ended October 31, 2023.

36 | CWB Financial Group 2023 Annual Report

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in Table 24. Detailed MD&A along with unaudited interim consolidated financial statements for each quarter, except for the fourth quarters, are available for review on SEDAR at www.sedarplus.ca and on our website at www.cwb.com. Copies of the quarterly reports to shareholders can also be obtained, free of charge, by contacting InvestorRelations@cwbank.com.

Table 24 - Quarterly Financial Highlights
($ thousands, except per share amounts)

	2023				2022			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Results from Operations								
Net interest income	**$ 256,316**	**$ 252,158**	**$ 230,523**	**$ 242,280**	$ 240,202	$ 240,593	$ 226,109	$ 233,072
Non-interest income	**35,447**	**31,348**	**33,891**	**30,611**	39,636	31,119	32,652	32,904
Total revenue	**291,763**	**283,506**	**264,414**	**272,891**	279,838	271,712	258,761	265,976
Pre-tax, pre-provision income	**143,037**	**137,213**	**118,248**	**129,030**	132,528	132,346	119,919	137,110
Common shareholders' net income	**76,845**	**83,068**	**70,040**	**94,363**	67,687	80,809	74,164	87,642
Earnings per share								
Basic	**0.80**	**0.86**	**0.73**	**0.99**	0.72	0.88	0.82	0.98
Diluted	**0.80**	**0.86**	**0.73**	**0.99**	0.72	0.88	0.82	0.97
Adjusted	**0.94**	**0.88**	**0.74**	**1.02**	0.88	0.90	0.84	0.99
Return on common shareholders' equity	**9.0 %**	**9.8 %**	**8.7 %**	**11.6 %**	8.6 %	10.4 %	10.0 %	11.6 %
Adjusted return on common shareholders' equity	**10.6**	**10.0**	**8.9**	**12.0**	10.5	10.7	10.3	11.8
Return on assets	**0.72**	**0.78**	**0.69**	**0.90**	0.66	0.81	0.79	0.93
Net interest margin	**2.40**	**2.37**	**2.26**	**2.32**	2.33	2.43	2.42	2.47
Efficiency ratio	**51.0**	**51.6**	**55.3**	**52.7**	52.6	51.3	53.7	48.5
Provision for credit losses on total loans as a percentage of average loans(1)	**0.11**	**0.16**	**0.12**	**(0.09)**	0.14	0.16	0.14	0.11
Provision for credit losses on impaired loans as a percentage of average loans(1)	**0.08**	**0.10**	**0.12**	**(0.12)**	-	0.12	0.14	0.12

(1) Includes provisions for credit losses on loans, committed but undrawn credit exposures and letters of credit.

FOURTH QUARTER OF 2023

Q4 2023 VS. Q3 2023

Common shareholders' net income of $77 million and diluted earnings per common share of $0.80 both decreased 7% primarily due to non-interest expenses incurred related to a reorganization of our operations late in the quarter. Adjusted common shareholders' net income of $91 million and adjusted earnings per common share $0.94 increased 8% and 7%, respectively, as we benefited from higher revenues, lower provision for credit losses and prudent management of our expenses. Pre-tax, pre-provision income of $143 million was up 4%.

Total revenue of $292 million grew 3%, which reflected a 2% increase in net interest income and a 13% increase in non-interest income. Net interest income of $256 million was driven by a three basis point improvement in net interest margin. Higher net interest margin reflected the benefit of increased yields on fixed term assets from higher market interest rates, which had a larger impact than the increase in deposit costs this quarter. Non-interest income growth reflected higher foreign exchange revenue recorded within 'other' non-interest income, partially offset by lower wealth management fees due to market value declines that reduced average assets under management.

The provision for credit losses on total loans of 11 basis points was five basis points lower than last quarter. The performing loan provision for credit losses of three basis points declined by three basis points compared to last quarter and reflected continued uncertainty in the economic environment. The impaired loan provision of eight basis points declined two basis points from last quarter and remained below our historical five-year average.

Non-interest expenses of $168 million were up 13% and included $17 million of costs incurred to execute reorganization initiatives to realize efficiencies in our banking centre footprint, operational support functions, and administrative processes. Adjusted non-interest expenses increased 2% and reflected higher capital taxes, and the impact of customary seasonal increases in certain expenses, including advertising and community investment costs, partially offset by actions undertaken during the year to carefully manage our staffing levels and limit discretionary expenditures to deliver positive operating leverage. We also benefitted from an SR&ED investment tax credit realized in the quarter.

CWB Financial Group 2023 Annual Report | 37

38 | CWB Financial Group 2023 Annual Report Q4 2023 VS. Q4 2022 Common shareholders’ net income and diluted earnings per common share increased 14% and 11%, respectively, primarily due to higher revenues and a lower provision for credit losses compared to the same quarter last year. Adjusted common shareholders’ net income and adjusted earnings per common share increased 10% and 7%, respectively. Pre-tax, pre-provision income increased 8%. Total revenue increased 4%, primarily due to a 7% increase in net interest income, partially offset by an 11% decrease in non-interest income, as foreign exchange revenue was significantly elevated in the same quarter last year. Net interest income increased 7%, primarily due to 4% loan growth and a seven basis point improvement in net interest margin. The increase in net interest margin was driven by focusing loan growth in our strategically targeted general commercial loan portfolio, which produced strong risk-adjusted returns. Our provision for credit losses on total loans as a percentage of average loans was three basis points lower compared to the same quarter last year due to a decrease in the performing loan provision, partially offset by a higher impaired loan provision. The performing loan provision was elevated in the same quarter last year due to a more significant deterioration in the forward-looking macroeconomic outlook at that time. Adjusted non-interest expenses were up 1% from the same quarter last year as the impact of salary increments enacted in the prior year and higher capital taxes, were partially offset by lower spending on strategic projects and our continued actions undertaken during the year to carefully manage our staffing levels and limit discretionary expenditures. Non-interest expenses also benefited from an SR&ED investment tax credit realized in the current quarter. ADJUSTED ROE AND ROA The fourth quarter ROE of 9.0% declined 80 basis points on a sequential basis and reflected lower common shareholders’ net income, driven by higher non-interest expenses due to costs associated with the reorganization of our operations in the quarter and higher common shareholders’ equity. Compared to the same quarter last year, ROE increased 40 basis points and reflected higher common shareholders’ net income, partially offset by higher average common shareholders’ equity. Adjusted ROE of 10.6% was up 60 basis points from last quarter and 10 basis points from the same quarter last year, as higher adjusted common shareholders’ net income was partially offset by higher average common shareholders’ equity. The fourth quarter return on assets (ROA) of 0.72% was six basis points lower on a sequential quarter basis and reflected lower common shareholders’ net income, driven by higher non-interest expenses due to costs associated with the reorganization of our operations in the quarter and higher average assets. Compared to the same quarter last year, ROA increased six basis points as higher common shareholders’ net income more than offset higher average assets. EFFICIENCY RATIO The fourth quarter efficiency ratio improved to 51.0% compared to 51.6% last quarter and 52.6% last year driven by the combination of an expanding net interest margin and prudent expense management. ACCOUNTING POLICIES AND ESTIMATES CRITICAL ACCOUNTING ESTIMATES CWB’s significant accounting policies are outlined in Note 1 of the audited consolidated financial statements for the year ended October 31, 2023, with related financial note disclosures by major caption. The policies discussed below are considered particularly important, as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain. ALLOWANCE FOR CREDIT LOSSES An allowance for credit losses is maintained to absorb ECL for both performing assets and impaired assets based on management’s estimate at the balance sheet date and forward-looking information. Under IFRS 9, the allowance for credit losses related to performing and impaired assets is estimated using an ECL approach that represents the discounted probability-weighted estimate of cash shortfalls expected to result from defaults over the relevant time horizon. To do this, the ECL approach incorporates a number of underlying assumptions which involve a high degree of management judgment and can have a significant impact on financial results. Significant key drivers impacting the estimation of ECL, which are interrelated, include: • Internal risk ratings attributable to a borrower or instrument reflecting the borrower’s credit quality, including any changes since the inception of the loan; • Estimated realizable amount of future cash flows on Stage 3 loans; • Thresholds used to determine when a borrower has experienced a significant increase in credit risk; and, • Forward-looking information, specifically related to variables to which the ECL models are calibrated, and our construction of the scenarios and their weights Key economic variables incorporated into our ECL models are inherently prone to volatility on a forward-looking basis. Hindsight cannot be used, so while evolving macroeconomic assumptions may result in future forecasts that differ from those used in the ECL estimation as at October 31, 2023, those changes will be reflected in future periods. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussions of Credit Quality section of our MD&A and in Note 6 of the audited consolidated financial statements for the year ended October 31, 2023.

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

Cash resources, securities, and derivative financial instruments are reported on the consolidated balance sheets at fair value.

We categorize our fair value measurements of financial instruments according to a three-level hierarchy. Level 1 fair value measurements reflect unadjusted quoted prices in active markets for identical assets and liabilities that we can access at the measurement date. Level 2 fair value measurements are estimated using observable inputs, including quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, and model inputs that are either observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 fair value measurements are determined using one or more inputs that are unobservable and significant to the fair value of the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available at the measurement date.

The following table summarizes the significant financial assets and liabilities recorded on the consolidated balance sheets. Notes 2, 3, 4, 5, 6, 10, 12, 14, 22 and 24 of the audited consolidated financial statements for the year ended October 31, 2023 provide additional information regarding these financial instruments.

Table 25 - Valuation of Financial Instruments

($ thousands)

As at October 31, 2023	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Financial Assets				
Cash resources	$ 215,809	$ 121,453	$ 94,356	$ -
Securities	3,908,806	545,888	3,362,918	-
Securities purchased under resale agreements	134,662	-	134,662	-
Loans	36,877,469	-	-	36,877,469
Derivatives	109,290	-	109,290	-
Total Financial Assets	$ 41,246,036	$ 667,341	$ 3,701,226	$ 36,877,469
Financial Liabilities				
Deposits	$ 32,963,151	$ -	$ 32,963,151	$ -
Debt	3,817,442	-	3,817,442	-
Derivatives	198,596	-	198,596	-
Total Financial Liabilities	$ 36,979,189	$ -	$ 36,979,189	$ -

As at October 31, 2022	Fair Value	Level 1	Level 2	Level 3
Financial Assets				
Cash resources	$ 115,979	$ 115,979	$ -	$ -
Securities	4,518,795	1,003,840	3,514,955	-
Loans	35,478,626	-	-	35,478,626
Derivatives	110,521	-	110,521	-
Total Financial Assets	$ 40,223,921	$ 1,119,819	$ 3,625,476	$ 35,478,626
Financial Liabilities				
Deposits	$ 32,414,786	$ -	$ 32,414,786	$ -
Securities sold under repurchase agreements	247,354	-	247,354	-
Debt	3,417,350	-	3,417,350	-
Derivatives	156,081	-	156,081	-
Total Financial Liabilities	$ 36,235,571	$ -	$ 36,235,571	$ -

CWB Financial Group 2023 Annual Report | 39

40 | CWB Financial Group 2023 Annual Report CHANGES IN ACCOUNTING POLICIES AND FINANCIAL STATEMENT PRESENTATION IAS 12 INCOME TAXES In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes). The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, there is recognition of a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. CWB adopted the amendments effective for our fiscal year beginning November 1, 2022 and there was no significant impact upon adoption. FUTURE CHANGES IN ACCOUNTING POLICIES A number of standards and amendments have been issued by the IASB, and the following changes may have an impact on our future financial statements. IFRS 17 INSURANCE CONTRACTS In May 2017, the IASB issued IFRS 17 Insurance Contracts which will replace IFRS 4 Insurance Contracts. In June 2020, the IASB issued amendments to IFRS 17 aimed at helping companies implement the Standard and to defer the effective date. In December 2021, the IASB issued a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of IFRS 17 by presenting comparative information about financial assets, using a classification overlay approach on a basis that is more consistent with how IFRS 9 will be applied in future reporting periods. This Standard introduces consistent accounting for all insurance contracts. The Standard requires a company to measure insurance contracts using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts. Additionally, IFRS 17 requires an entity to recognize profits as it delivers insurance services, rather than when it receives premiums. CWB will adopt the new Standard and its amendments for our fiscal year beginning November 1, 2023. We have assessed the Standard and amendments and determined there will be no significant impact upon adoption.

CWB Financial Group 2023 Annual Report | 41 RISK MANAGEMENT The shaded areas of this section represent a discussion of risk management policies and procedures relating to credit, market and liquidity risks as required under IFRS, which permits these specific disclosures to be included in the MD&A. The shaded areas presented on pages 42 to 50 form an integral part of the audited consolidated financial statements for the year ended October 31, 2023. TOP EMERGED AND EMERGING RISKS Our top emerged and emerging risks are those that could have negative implications for our operations and financial results as underlying operating conditions and external factors continue to evolve. We monitor emerged and emerging risks that may affect our future results and take action to mitigate potential impacts, with further details on how we manage these factors with associated principal risks in the Risk Universe – Report on Principal Risks section of our MD&A. Particular attention has been given to the following: CONTINUED ECONOMIC UNCERTAINTY The ongoing economic uncertainty and elevated market interest rates have increased certain risk factors that have the potential to impact our financial results. A prolonged period of persistently high inflation could result in interest rates remaining elevated for longer than anticipated or could require additional policy interest rate increases beyond the current levels. Elevated market interest rates together with persistent inflation could also create the potential for stagflation, which would potentially limit the ability for policy interest rate decreases to respond to adverse or deteriorating economic conditions. Sustained elevated market interest rates have the potential to adversely impact our credit risk and could potentially result in higher credit losses, negatively impact our net interest margin, and reduce the market value of underlying collateral securing our loans. A significant adverse shift in the economic environment from higher interest rates or other factors could potentially put additional downward pressure on our financial results. CYBERSECURITY RISK Cybersecurity risks remain elevated due to the potential for heightened malicious activity combined with the increased use of remote access platforms. We continue to be subject to elevated risks from cyber attacks and data breaches due to our reliance on remote connectivity, public digital platforms to conduct day-to-day business activities and increased use of third-party service providers. The continued adoption of emerging technologies requires focus and investment to manage risks effectively. We remain vigilant to maintain the effectiveness of our internal controls to mitigate increased information and cybersecurity risks. STRATEGIC EXECUTION RISK We continue to undertake major projects in alignment with our strategic direction, including a digital and payments transformation, enhancements to our client offerings, strengthening our underlying technology and cybersecurity infrastructure, and enhancing our capital and risk management tools. Successful strategic execution is dependant on our ability to effectively manage change across CWB to achieve desired outcomes. Failure to successfully manage strategic execution could have a material adverse impact on our business, financial condition, and results of operations. Potential resource capacity constraints driven by the strategic reorganization of our operations and our continued focus on strategic execution may create operational challenges. OUTSOURCING AND THIRD-PARTY RISK We continue to strategically use third-party service providers to expedite our access to new technologies, increase efficiencies, and improve competitiveness and performance. Our continued reliance on highly specialized third parties exposes us to the risk of business disruption and financial loss stemming from the breakdown of third-party service provider processes and controls. PEOPLE RISK Our ability to execute on our strategic and growth objectives is dependent on our people. This risk is elevated due to the combined impacts of our recent strategic reorganization of our operations as well as continued competition for specialized talent in our key markets , both of which may impact our ability to attract and retain team members. REGULATORY RISK The increase in new or revised regulations along with related data and information requests continues to drive increased investment across CWB to meet additional requirements from our regulators. Financial and other reforms that have come into effect or are coming into effect, such as anti-money laundering, privacy, and consumer protection regulations, continue to require operational focus. We continue to monitor the impact and implications of OSFI regulatory guidance to be finalized in 2024 focused on risks and resilience related to operations, governance, and culture for all financial institutions. CLIMATE RISK The newly established regulations on how banks manage and report on these risks could result in a broad range of impacts on our business or the businesses of our clients. In addition to the potential for elevated credit, operational and strategic risks driven by climate factors, legal, regulatory or reputation risks could also arise from our and our clients’ planned approaches to address climate risk as part of Canada’s commitment to transition to a net-zero economy by 2050. We continue to progress our climate risk management capabilities to integrate climate-related risks into the risk management framework.

RISK MANAGEMENT OVERVIEW

We maintain an integrated and disciplined approach to risk management. Effective risk management supports the creation of long-term shareholder value by providing a framework to balance the prudent management of our risks with delivering sustainable risk-adjusted returns for our shareholders. Our Risk Management framework, which is developed and maintained by our Group Risk Management (GRM) function, encompasses risk culture, risk governance, risk appetite, and risk management policies, processes and tools. The framework also provides independent review and oversight across the organization.

Our Risk Management framework guides us in prudent and measured risk-taking aligned with our strategic objectives, which include an effective balance of risk and reward. This requires continuous consideration, understanding and responsible management of all key risks at both the strategic and operational levels. Each team member must make common-sense business decisions in line with our clearly defined and prudent risk appetites, along with regulatory and legal requirements.

We have demonstrated our ability to effectively manage risks, including through periods of financial uncertainty, underpinned by a strong risk culture and a disciplined risk management approach; however, not all risks are within our direct control. A description of key internal and external risk factors we consider are included in the *Top Emerged and Emerging Risks* and *Risk Universe – Report on Principal Risks* sections. We actively evaluate existing and potential risks to develop, implement and continually enhance appropriate risk mitigation strategies.

Managing risk is a shared responsibility across CWB. Our three lines of defence framework provides a consistent, transparent, and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibilities helps to establish a robust control framework that demonstrates our risk culture, contributes to effective risk management, and encourages continuous improvement of risk management practices. Our three lines of defence framework is described in Table 26.

Table 26 - Three Lines of Defence Framework

First Line	Second Line	Third Line
Business and Support Areas	GRM and Other Corporate Oversight Functions	Internal Audit
• Own and manage all risks within their lines of business. • Pursue suitable business opportunities within their established risk appetite and limits. • Act within the delegated risk-taking authority as set out in established policies. • Establish appropriate operating guidelines and internal control structures in accordance with risk policies.	• Establish a Risk Management framework to provide a consistent and integrated view of risk exposures across CWB. • Set key risk metrics on which risk appetite and limits are based. • Establish policies, standards, processes and practices that address all significant risks across CWB. • Independently assess, quantify, monitor, control and report all significant risk exposures against the risk appetite and limits. • Provide independent oversight, effective challenge and independent assessment of risk.	• Provide independent assurance to the Audit Committee on the effectiveness and appropriateness of (and adherence to) the Risk Management framework. • Independently audit first and second lines and report on their effectiveness regarding respective functional responsibilities. • Independently review adherence to controls, policies, standards, guidelines and regulations. • Identify operational weaknesses; recommend and track remediation actions.

RISK MANAGEMENT PRINCIPLES

Our risk management principles are based on the premise that we accept appropriate risks for an appropriate return. In conducting our business activities, we will take financial risks that are aligned with our strategic objectives in a manner that supports the responsible and efficient delivery of products and services to valued clients and is expected to create sustainable, long-term value for shareholders and other stakeholders. Risk-taking and risk management activities across all our operations are guided by the following principles:

- **Three Lines of Defence -** Ongoing commitment to a three lines of defence framework, with independent oversight and effective challenge from the second line, and an independent and effective Internal Audit function comprising the third line of defence;
- **Balance Risk and Reward -** An effective balance of risk and reward through alignment of business strategy with risk appetite, diversifying risk, pricing appropriately for risk, and mitigating risk through sound preventative and detective controls;
- **Understand and Manage Risks -** Establish operational resilience through use of common sense, sound judgment and risk-based processes to ensure that risks are thoroughly understood, measured and managed within the confines of well-communicated risk tolerances;
- **Protect our Brand -** An enterprise-wide view of risk and the acceptance of risks required to build the business with continuous consideration for how those risks may affect our reputation;
- **Shared Accountability -** A risk culture in which every employee is accountable to understand and manage the risks inherent in their day-to-day activities, including identification of risk exposures, with communication and escalation of risk-based concerns; and,
- **Client Focus -** Recognition that strong client relationships reduce risks by ensuring that the risks we accept as part of doing business are well understood, and that the services provided are suitable for, and understood by, our clients.

42 | CWB Financial Group 2023 Annual Report

CWB Financial Group 2023 Annual Report | 43 RISK MANAGEMENT FRAMEWORK The primary goal of risk management is to ensure that the outcomes of risk-taking are consistent with our overall risk appetite, our strategic growth objectives, and related business activities. The Risk Management framework provides the foundation for achieving this goal. Its key elements include risk culture, risk governance, risk appetite, and risk management policies, processes and tools. We utilize the ISO 31000 Standard for Risk Management as a comprehensive framework to help ensure risk is managed effectively and efficiently. Figure 4 - Risk Management Framework RISK CULTURE Our strong risk culture emphasizes transparency and accountability. Our risk culture is the core of the Risk Management framework, including risk management principles and accountabilities as defined within a three lines of defence framework. Key elements that influence and support our risk culture include: • Leadership: Leaders, at all levels, set a consistent ‘tone from the top’ and reinforce a strong risk culture through their words, actions and decisions. • Compensation, People Management & Incentives: Performance and compensation structures align with our desired risk behaviours and reinforce our values. • Accountability & Ownership: Promote clear accountabilities and responsibilities within the first, second and third lines of defence, have capacity and autonomy to fulfill those accountabilities, take ownership of decisions and actions, and individuals are held accountable for them. • Risk Mindsets & Behaviours: The risk framework, including risk appetite and risk management, is embedded across our institution to ensure financial and non-financial risks are effectively managed. • Group Dynamics & Decision-Making: The work environment enables individuals to feel safe to speak up, openly communicate and work together to make sound decisions and achieve financial and non-financial outcomes. • Resilience: Individuals are vigilant towards known and unknown threats, identify and effectively respond to problems and opportunities, and continuously learn, improve, and adapt to changing conditions. Our risk culture is supported by maintenance of effective risk management principles, policies, processes, and tools with oversight provided to guide business practices and risk-taking activities of all employees in support of CWB’s reputation and adherence to all legal and regulatory requirements. On an annual basis, our employees are required to complete formal training on key risk topics, including regulatory compliance risk, cybersecurity, and various other operational risks. By taking this mandatory training, all employees build their knowledge of risk management in support of our risk culture. We have an established Code of Conduct that describes standards of conduct to which all directors, officers, and employees must adhere and attest to on an annual basis, an anonymous ethical concerns hotline, and we conduct a periodic, confidential enterprise-wide Risk Culture survey. Our three lines of defence framework provides a consistent, transparent, and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibilities helps to establish a robust control framework that demonstrates our risk culture, contributes to effective risk management, and encourages continuous improvement of risk management practices. Our three lines of defence framework is described in Table 26.

44 | CWB Financial Group 2023 Annual Report RISK GOVERNANCE Governance Structure The foundation of our Risk Management framework is a governance approach, consistent with OSFI’s Corporate Governance Guideline, which includes a robust committee structure and a comprehensive set of corporate policies and risk limits approved by the Board of Directors, or its committees, as well as supporting corporate standards and operating guidelines. The Risk Management framework is governed through a hierarchy of committees and individual responsibilities as outlined in Figure 5. Figure 5 - CWB’s Risk Management Framework Board of Directors - Responsible for setting the CWB Strategic Direction and overseeing management. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, risk appetite, identification and management of risk, capital management, promotion of a culture of integrity, internal controls, evaluation of senior management and succession planning, public disclosure, corporate governance and environmental, social, and governance (ESG) factors. Board Risk Committee - Assists the Board in fulfilling its oversight responsibilities in relation to CWB’s risk appetite and delegation of limits, identification and management of risk (excluding regulatory compliance), adherence to corporate risk management policies and procedures, and compliance with risk-related regulatory requirements. The Board Risk Committee also includes a Loan Adjudication Panel. Board Governance and Conduct Review Committee - Assists the Board in fulfilling its oversight responsibilities in relation to legal, regulatory compliance and reputation risk, including conduct review and consumer matters, as well as development of CWB's corporate governance policies and practices, and director nomination and succession planning. Board Audit Committee - Assists the Board in fulfilling its oversight responsibilities for the integrity of CWB’s financial reporting, effectiveness of internal controls over financial reporting, the performance of the Internal Audit function and external audit quality. Board Human Resources Committee - Provides oversight of people-related risks, including employment practices and workplace health and safety, and ensures compensation programs appropriately align to, and support, CWB’s risk appetite. Group Disclosure Committee - Supports Chief Executive (CEO)/Chief Financial Officer (CFO) certification of external public financial disclosures. Responsible for reviewing CWB’s internal control over financial reporting and disclosure controls and procedures to help ensure the accuracy, completeness and timeliness of public disclosures. Executive Risk Committee (ERC) - Provides risk oversight and governance at the highest level of management. The ERC reviews and discusses significant risk issues and action plans that arise in executing CWB’s strategy. ERC approves risk management standards, in support of Board or Board Committee approved policies and recommends policies to the Board and its committees. The Chief Risk Officer chairs the Committee, and membership includes all executive members. Subcommittees of the Executive Risk Committee - The various subcommittees provide oversight of the processes whereby the risks assumed across CWB are identified, measured, monitored, held within delegated limits and reported in accordance with policy guidelines. They include: Group Credit Risk Committee - Approves loans within delegated limits and is responsible for ensuring that appropriate credit standards and guidelines are in place. An escalation subcommittee of the Group Credit Risk Committee considers risk-adjusted pricing exceptions and reputational issues that may be relevant to specific loans; Group Capital Risk Committee - Responsible for the oversight of capital adequacy, CWB’s regulatory capital plan, ICAAP and stress testing;

CWB Financial Group 2023 Annual Report | 45 Non-Financial Risk Committee - Reviews the operational risk management framework and, operational loss reporting and business continuity plans. Reviews action plans for mitigating and improving the management of non-financial risks including regulatory compliance, cybersecurity and third-party risks, as well as assessments of applicable regulatory developments; Model Risk Committee - Develop and oversee CWB’s model risk management framework to ensure compliance with regulatory requirements or established model risk policies. All models are required to be approved by the model risk committee prior to deployment; Group Forecasting Committee - Develops an enterprise-wide view of the economic outlook to support expected credit losses and the development of ad hoc stress testing scenarios; and Group Asset Liability Committee (ALCo) - Reviews and approves operational guidelines and programs for liquidity management, funding sources, investments, foreign exchange risk, interest rate risk and derivative risk. The following oversight functions provide key support within the Risk Management framework: • Risk Management - The Chief Risk Officer (CRO), who reports functionally to the Board Risk Committee, leads a diverse team of risk management professionals organized to provide independent oversight of risk management, risk governance and control. As the second line of defence, the mandate of the GRM function is to provide independent oversight of risk-taking decisions, independent assessment of risk and effective challenge to the business. This function establishes the Risk Management framework to identify, measure, aggregate and report on all material risks managed by the first line within our three lines of defence framework. This includes oversight of risk governance policies, establishment of risk appetites and key risk metrics, and development of risk infrastructure, including risk management processes and tools. The risk management function supports a disciplined approach to risk-taking in fulfilling its responsibilities for transactional approval and portfolio management, risk reporting, stress testing, modelling and risk education. • Finance - The CFO, who reports functionally to the Audit Committee, leads a team responsible for the development of financial strategies that support our ability to maximize sustainable shareholder value, and the production of reliable and timely reporting of financial information to management, the Board of Directors, shareholders, regulators, and other stakeholders. The team provides independent oversight of processes to manage financial reporting, external credit ratings, certain regulatory reporting and tax. • Legal, Compliance and Investigations - Provides second line oversight of legal, regulatory compliance, financial crime (including fraud, corruption and bribery, and antimoney laundering risks) and reputation risks with established and maintained policies, and standards used by the first and second lines of defence to identify, measure, mitigate and report on significant risks. • Internal Audit - Reporting directly to the Audit Committee, internal audit is the third line of defence in the Risk Management framework, responsible to provide management and the Board of Directors with objective, independent assurance as well as advice on the effectiveness and efficiency of governance, risk management, and internal control processes and systems. • Human Resources - Provides second line oversight of people risks across the organization by establishing and maintaining relevant policies, frameworks and standards related to workforce practices and safety. RISK APPETITE The purpose of the Risk Appetite framework is to define the type and amount of risk we are willing to assume through our business activities, while considering the priorities of all stakeholders. Risk appetites for key risk types are established based on both quantitative and qualitative factors by GRM and other corporate functions, as the second line, endorsed by senior management and approved by the Board of Directors. Key components of our Risk Appetite framework include: • Risk Appetite Statement - an outline of the aggregate levels and types of risk we are willing to accept to achieve our business objectives. • Risk Capacity - The maximum level of risk we can assume before it breaches regulatory constraints determined by regulatory capital, liquidity needs, the operational environment and its obligations to customers and other stakeholders; • Risk Appetite - The level and type of risk CWB is willing to accept, or seeks to avoid, to achieve our business objectives, while considering the priorities of all stakeholders. Risk appetite must be set at a level within the risk capacity limit; and, • Risk Limits - Represents the allocation of CWB’s Risk Appetite Statement to specific risk categories, to business units, to lines of business at the portfolio or product level, and to other levels, as appropriate. Key attributes of our overall risk appetite include the following: • An appropriately conservative risk culture that is prevalent throughout CWB; • A philosophy to only take risks that are aligned with our Strategic direction and are expected to create sustainable, long-term value for stakeholders; • A philosophy to only take risks that are transparent and understood, and that can be measured, monitored and managed; • Careful and diligent management of risks at all levels led by a knowledgeable and experienced leadership team committed to sound management practices and the promotion of a highly ethical culture; • Targeted financial and operational performance which supports maintenance of our credit ratings to allow for competitive access to funding; • Maintenance of effective policies, standards, protocols, directives and procedures/controls, with training and oversight to guide the business practices and risk-taking activities of all employees in support of CWB’s reputation and adherence to all legal and regulatory obligations; and, • Risk Appetites for key risk types are established based on both quantitative and qualitative risk type metrics by Second Line functions, endorsed by senior management, and ultimately approved by the Board and its committees.

46 | CWB Financial Group 2023 Annual Report RISK MANAGEMENT POLICIES, PROCESSES AND TOOLS Our Risk Management framework is supported by processes and tools that are used together to manage risk across CWB. We design risk management processes to support CWB’s overall size, level of complexity and risk profile. Risk management processes and tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and our strategic execution. Policies and Limits To support effective communication, implementation, and governance of our Risk Management framework, GRM and other corporate teams, as the second line of defence, codify processes and operational requirements in comprehensive risk management policies, standards, frameworks, and protocols. The first line of defence implements these into directives and procedures. Such first and second line governance documentation promotes the application of a consistent approach to manage risk exposures across CWB. All risk policies are developed by the second line and approved by the Board of Directors, or one of its committees, on a defined regular basis. Underlying risk management standards and protocols are approved by executive management in accordance with our corporate policy framework. Limits govern and control risk-taking activities within our risk appetite and tolerances established by senior management and approved by the Board of Directors. Limits establish accountability throughout the risk-taking process and the level or conditions under which transactions may be approved. Risk Measurement The measurement of risk is a key component of our Risk Management framework. We use a variety of techniques to support our quantitative risk measurement activities, including models, stress testing, and scenario and sensitivity analysis. The measurement methodologies may apply to a group of risks or a single risk type and are supported by an assessment of qualitative factors to ensure the level of risks are within our risk appetite. We employ models for a number of risk measurement and management processes, including the determination of credit risk-ratings, pricing decisions, financial reporting, informed decision-making and stress testing. The use of models is subject to a strong governance framework that covers all stages of the model life cycle, including development, independent pre-implementation review, approval and ongoing vetting and validation to ensure models remain fit for use. The development, design, independent review and testing, and approval of models is subject to formal policies. Stress Testing Stress testing is a risk management method that assesses the potential effects on our financial results and financial position, including capital and liquidity positions, of a series of specified changes in risk factors, corresponding to severe but plausible events. We conduct stress testing of relevant risk metrics on a regular basis to enable the identification and monitoring of potential vulnerabilities. Stress testing occurs at both the enterprise-wide level and individual risk level to allow for the assessment of the potential impact on our earnings, capital and liquidity resulting from significant changes in market conditions, the credit environment, funding demands, or other risk factors. The results from stress testing help inform our risk appetite and related limits, contingency planning, and appropriate capital and liquidity levels. Periodic sensitivity testing also ensures that we continue to operate within risk limits. Our enterprise-wide stress tests evaluate key balance sheet, profitability, capital, leverage, and liquidity impacts arising from risk exposures and changes in earnings. The results are used by senior management and the Board of Directors to understand our performance drivers under stress, and review stressed capital, leverage, and liquidity ratios against regulatory thresholds and internal limits. The results are also incorporated into our ICAAP and capital planning process. Input from across CWB is integrated to develop an enterprise-wide view of the impacts of stress scenarios, including both operating and oversight functions. Enterprise-wide stress testing during fiscal 2023 focused on the analysis of the impact to regulatory capital ratios under multiple stress scenarios with varying pessimistic forecast conditions. This testing supported our assessment of the adequacy of our capital and liquidity, and the resiliency of our earnings. Ongoing stress testing and scenario analyses within specific areas, such as liquidity risk, interest rate risk, and loan loss provisioning, supplement and support our enterprise-wide analyses. Risk Monitoring and Reporting Risk transparency, monitoring and reporting are critical components of our Risk Management framework that allow senior management, committees and the Board of Directors to manage risk and provide oversight. We continuously monitor our risk exposures to ensure business activities are operating within Board approved limits or guidelines as defined by our Risk Appetite framework. GRM monitors our risk profile to ensure the overall level of risk remains within specified risk limits. Early warning indicators are reported to the Executive Risk Committee and the Board Risk Committee, along with proposed actions to reduce the level of risk to ensure we remain within the approved risk appetite. Risk reporting includes an overview of the key risks that we currently face, along with associated metrics, and highlights our most significant risks to provide senior management, committees and the Board of Directors with timely, actionable and forward-looking information. This reporting includes materials to facilitate assessment of these risks relative to our risk appetite and the relevant limits. RISK UNIVERSE - REPORT ON PRINCIPAL RISKS We pursue opportunities and the associated risks that are aligned with our strategic direction and are expected to create sustainable long-term value for shareholders and other stakeholders. While our operations are exposed to numerous types of risk, certain risks, identified as principal risks, have the greatest potential to materially impact our operations and financial performance. These risks materially comprise CWB’s risk universe, as defined as part of our Risk Management framework. A Risk Register is maintained to facilitate the assessment of the level of inherent risk, control effectiveness and residual risk in support of the management of our principal risks within our risk appetite. Our principal risks include the following: Credit Risk Market Risk Reputation Risk Capital Risk Operational Risk Legal and Regulatory Risk Business and Strategic Risk Liquidity and Funding Risk

CWB Financial Group 2023 Annual Report | 47 CREDIT RISK Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to fulfil its contractual commitment or obligation to CWB. Credit risk is comprised of default risk and credit migration, or downgrade risk. Credit default risk is defined as the potential that a CWB borrower or counterparty will fail to meet its obligations in accordance with the agreed terms. Credit migration or downgrade risk refers to the risk of deterioration of credit quality of a borrower or counterparty. Risk Overview Our credit risk results from granting loans and leases to businesses and individuals. Our credit risk management culture reflects the combination of policies, standard practices, experience and management attitudes that support prudent growth within chosen industries and geographic markets. Underwriting standards are designed to ensure an appropriate balance of risk and return and are supported by established loan exposure limits in areas of demonstrated lending expertise. To minimize potential loss, we are a secured lender with most of our loans secured by tangible collateral. Our approach to managing credit risk has proven to be very effective, and we have a history of low write-offs as a percentage of average loans, including through past periods of financial uncertainty. Our strategy is to maintain a quality, secured and diversified loan portfolio with experienced personnel who provide a hands-on approach in granting credit, account management and timely action when problems develop. We target lending to small- and medium-sized businesses, and to individuals. We continue to pursue further geographic and industry diversification through growth of full-service client relationships in targeted industries across our national geographic footprint. Relationship banking and ‘know your client’ are important tenets of effective account management. Earning an appropriate financial return for the level of risk is also fundamental. For additional information, refer to the Loans and Credit Quality sections of our MD&A. Risk Governance Credit risk is managed under the three lines of defence framework and oversight is provided by the Board Risk Committee. Our lending business lines and support areas assess and manage credit risk associated with their activities as the first line of defence. The credit approval process is centrally controlled, with all credit requests that exceed predefined thresholds submitted to Credit Risk Management for adjudication, as the second line of defence. Credit Risk Management is independent of the originating business. Independent review of the adequacy and effectiveness of governance, risk management and control over credit risk is provided by Internal Audit as the third line of defence, with direct reporting provided to senior management and the Audit Committee. Risk Management We have comprehensive credit risk management policies, approved by the Board Risk Committee, that cover risk concentration limits, approval of credit applications by authority level, assignment of risk ratings based on a standard classification system, ongoing management and monitoring requirements, management of unsatisfactory loans and risk-based pricing decisions. Our lending business is supported by qualified and experienced teams. Credit policies, standards, guidelines, and delegated lending authorities and limits are well-communicated across our business lines to lenders and other teams engaged in the credit granting process. The Board Risk Committee delegates discretionary lending limits via our Lending Limit Policy which outlines specific delegation to senior officers. Requests for credit approval beyond the lending limit of the CEO and CRO are referred to the Group Credit Risk Committee or the Board Risk Committee’s Loan Adjudication Panel. Risk diversification is addressed by establishing portfolio limits by geographic area, industry sector and product. Our policy limit loans to connected corporate borrowers to not more than 10% of our shareholders’ equity. The single credit risk exposure lending limit is based on the Borrowers risk rating and Connection amount. Our credit risk appetite for certain quality connections with investment grade credit ratings of A- or better, is $200 million. CWB clients with larger borrowing requirements that would otherwise be within our credit risk appetite are accommodated through loan syndications with other financial institutions. On a quarterly basis, we complete a review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits. We employ a variety of risk measurement methodologies to measure and quantify credit risk for our business and personal credit portfolios. Within our loan portfolios, borrowers are assigned a borrower risk rating (BRR) that reflects the credit quality of the obligor using industry and sector-specific risk models and expert credit judgment. Our credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. The resulting ratings and scores are then used for both client- and transaction-level risk decision-making and as key inputs for risk measurement. The secured nature of our lending portfolio with conservative loan-to-value ratios reduces our credit risk exposure. The extent of risk mitigation provided by borrower-provided security depends on the amount, type and quality of the collateral. Security can vary by type of loan and may include real property, working capital, guarantees, or other equipment. Specific requirements related to collateral valuation and management are set out within our credit risk management standards. All credit risk exposures are subject to regular monitoring. At least annually, we perform a review of the credit risk-rating for our business and personal exposures, with the exception of personal loans and single-unit residential mortgages, to support early detection of credit migration or unsatisfactory loans. Management of higher-risk loans is delegated to the Special Asset Management Unit, a specialized loan workout team that performs regular monitoring and close management of these loans. The CRO reports quarterly to the Executive Risk Committee and the Board Risk Committee to provide a summary of key information on credit risk, including material credit transactions, compliance with limits, portfolio trends and impaired loans. Reporting on significant unsatisfactory accounts is completed on a quarterly basis, which includes an overview of action plans for each unsatisfactory account, a watchlist report on accounts with evidence of weakness and an impaired loan report covering loans that show impairment to the point where a loss is possible.

48 | CWB Financial Group 2023 Annual Report Credit-related Environmental Risk While our day-to-day operations do not have a material impact on the environment, we face certain environmental risks including the risk of loss if a borrower is unable to repay loans due to environmental clean-up costs, and the risk of damage to our reputation resulting from the same. To manage these risks, and help mitigate our overall impact on the environment, we evaluate potential environmental risks as part of the credit granting process. If potential environmental risks are identified that cannot be resolved to our satisfaction, the loan application will be denied. Where financing is provided, Internal Audit provides third line oversight of the adherence to related lending policies. Reports on environmental inspections and findings are provided quarterly to the Board Risk Committee. For details on our evolving approach to climate risk, refer to the Business and Strategic Risk section. MARKET RISK Market risk is the impact on earnings and on economic value of equity (EVE) resulting from changes in financial market variables such as interest rates and foreign exchange rates. Our market risk is primarily comprised of interest rate risk in the banking book (IRRBB) and foreign exchange risk. Risk Overview Our most significant market risks are those related to changes in interest rates. We do not have a trading book and do not undertake market activities such as market making, arbitrage or proprietary trading and, therefore, do not have direct risks related to those activities. We maintain a cash and securities portfolio that is primarily comprised of high-quality debt instruments issued or guaranteed by federal (Canada or United States), provincial or municipal governments which are used exclusively for liquidity management purposes and typically held to maturity. These instruments are subject to price fluctuations based on movements in interest rates and volatility in financial markets. We have limited direct exposure to foreign exchange risk. Risk Governance Market risk is managed in accordance with the approved Market Risk Management policy, second line standard and accompanying first line directive. The Market Risk Management policy is reviewed by ALCo and the Executive Risk Committee and approved by the Board Risk Committee every three years, at a minimum. As the first line of defence, our Treasury team manages our market risk on a daily basis. ALCo provides tactical and strategic direction and is responsible for ongoing oversight, review and endorsement of operational guidelines. The Market Risk, Liquidity and Profitability Oversight function provides independent second line monitoring and reporting of market risk exposure against our risk appetite to ALCo, the Executive Risk Committee and the Board Risk Committee. Subcategories of Market Risk INTEREST RATE RISK Interest rate risk is the impact on earnings and economic value of equity resulting from changes in interest rates. Risk Overview IRRBB arises when changes in interest rates affect the cash flows, earnings and values of assets and liabilities. The objective of IRRBB management is to maintain an appropriate balance between earnings volatility and economic value volatility, while keeping both within their respective risk appetite limits. IRRBB arises due to the duration mismatch between assets and liabilities. Adverse interest rate movements may cause a reduction in earnings, and/or a reduction in the economic value of our assets, and/or an increase in the economic value of our liabilities. IRRBB is primarily comprised of duration mismatch risk and option risk embedded within the structure of products. Duration mismatch risk arises when there are differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. The net duration mismatch is managed to a target profile through interest rate swaps and our debt securities portfolio. Product-embedded option risk arises when product features allow customers to alter scheduled maturity or repricing dates. Such features include loan prepayment, deposit redemption privileges and interest rate commitments on un-advanced loans. Variation in market interest rates can affect net interest income by altering cash flows and spreads. Variation in market interest rates can also affect the economic value of our assets, liabilities and off-balance sheet (OBS) positions. The sensitivity of our economic value to fluctuations in interest rates is an important consideration for management, regulators and shareholders. The economic value of an instrument represents an assessment of the present value of the expected net cash flows, discounted to reflect market rates. By extension, the economic value of our equity can be viewed as the present value of our expected net cash flows, defined as the expected cash flows on interest-sensitive assets minus the expected cash flows on interest-sensitive liabilities plus the expected net cash flows on OBS positions. Economic value provides a perspective on the sensitivity of our net worth to fluctuations in interest rates. Risk Management IRRBB is managed to ensure sustainable earnings over time, balancing the impact on current year earnings against changes in economic value at risk over the life of the asset and liability portfolios. Our Market Risk Management policy, which includes IRRBB, establishes risk tolerance limits, defines a management framework to ensure the ongoing identification, measurement, monitoring and control of IRRBB, and defines authority levels and responsibilities. We manage the economic value of the balance sheet within a range around a target duration. Management of the benchmark duration is the responsibility of the first line of defence and is managed within Board approved limits, with the resulting risk exposure maintained within our risk appetite.

The duration limits consider an appropriate trade-off between:

- Earnings volatility and volatility in the value of our equity;
- Risk and return (e.g. increasing duration increases the exposure to rising interest rates, but also benefits net interest income when there is a positively sloping yield curve); and,
- Expected interest rate movements.

IRRBB is measured using standard parallel and non-parallel interest rate shocks and historical simulations to evaluate earnings and economic value sensitivity, stress testing and gap analysis, in addition to other traditional risk metrics, including:

- Earnings at Risk (EaR) - the potential reduction in net interest income due to adverse interest rate movements over a one-year horizon.
- Economic Value of Equity at Risk (EVaR) - the potential reduction in economic value of CWB's equity due to adverse interest rate movements.

Both EaR and EVaR are measured against simulated interest rate scenarios and standard parallel and non-parallel interest shocks (interest rate sensitivity).

IRRBB exposure is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. This is supplemented by simulated VaR for economic value of CWB's equity, estimated by applying simulated interest rate scenarios to interest sensitive assets and interest sensitive liabilities. These analyses are supported by stress testing of the asset liability portfolio structure, duration analysis and dollar estimates of net interest income sensitivity after hedging activity for periods of up to one year. The interest rate gap is measured at least monthly.

The Executive Risk Committee and ALCo regularly review internal reporting on the measurement outcomes of IRRBB and hedging strategies, which provide monitoring of EaR and EVaR, in addition to stress testing, gap analysis and other market risk metrics. A summary report is provided to the Board Risk Committee each quarter.

Interest Rate Sensitivity

The following table outlines the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on our EVE and net interest income (NII).

Table 27 – Structural Interest Rate Sensitivity Measures
($ thousands)

	October 31, 2023		October 31, 2022	
Before-tax impact associated with:	**EVE Sensitivity**	**NII Sensitivity[1]**	EVE Sensitivity	NII Sensitivity[1]
100 basis point increase in rates	**$ (54,776)**	**$ 7,980**	$ (86,311)	$ 1,559
100 basis point decrease in rates	**$ 47,674**	**$ (9,503)**	$ 79,657	$ (3,429)

(1) Represents the 12-month NII exposure to an immediate and sustained shock in rates.

In addition, a one-percentage point increase in interest rates would decrease OCI $84,514 (October 31, 2022 – $87,691), net of tax and a one-percentage point decrease in interest rates would increase OCI by $87,823 (October 31, 2022 – $90,586), net of tax.

Both the year-over-year change in NII and EVE sensitivity reflect a shorter net duration of the structural balance sheet. Both economic value of equity sensitivity and earnings sensitivity remained within limits established by the Board of Directors.

The interest rate sensitivities are based on a number of assumptions and factors, which include: a constant structure in the interest sensitive asset and liability portfolios; interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount, except floor levels for various deposit liabilities and certain floating rate loans, and applied at the appropriate repricing dates; application of behavioural assumptions to indeterminate assets and liabilities; and no early redemptions.

The impact on earnings from changes in market interest rates will also depend on both the magnitude of and speed with which interest rates change, as well as the size and maturity structure of the cumulative interest rate gap position and the management of those positions over time.

We maintain an asset liability structure and interest rate sensitivity within our established policies through pricing and product initiatives, as well as the use of interest rate swaps and other appropriate strategies.

Note 22 of the audited consolidated financial statements provides the static gap position at October 31, 2023 for select time intervals.

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk to changes in earnings or economic value arising from changes in foreign exchange rates. This risk arises when various assets and liabilities are denominated in different currencies.

Risk Management

We have established policies that include limits on the maximum allowable differences between U.S. dollar assets and liabilities. We measure the difference daily and manage it through use of U.S. dollar forward contracts or other means. Our Market Risk Management policy includes monitoring of our U.S. dollar liquidity exposures. Deviations from compliance with policy, if any, are reported to ALCo and the Board Risk Committee.

CWB Financial Group 2023 Annual Report | 49

50 | CWB Financial Group 2023 Annual Report In providing financial services to our customers, we have assets and liabilities denominated in U.S. dollars. At October 31, 2023, assets denominated in U.S. dollars were 2% (2022 – 3%) of total assets and U.S. dollar liabilities were 2% (2022 – 3%) of total liabilities. We do not buy or sell currencies other than U.S. dollars other than to meet specific client needs. We have no material exposure to currencies other than U.S. dollars. LIQUIDITY AND FUNDING RISK Liquidity risk is the risk that we cannot meet a demand for cash or fund our financial obligations in a cost-effective or timely manner as they become due. These financial obligations can arise from withdrawals of deposits, debt or deposit maturities or commitments to provide credit. Risk Overview We maintain a conservative approach to managing our exposure to liquidity and funding risk, including holding a portfolio of high-quality liquid assets to allow continued operation under stressed conditions that may be caused by CWB-specific or systemic events. This pool of high-quality liquid assets and related liquidity and funding management strategies comprise an integrated approach designed to ensure we manage liquidity risk within an appropriate threshold. Our key risk mitigation strategies include: • An appropriate balance between the level of risk we undertake and the corresponding cost of risk mitigation that considers the potential impact of extreme but plausible events; • Broad funding access, including preserving and growing full-service client relationships to maintain a reliable base of core deposits and continual access to diversified sources of funding; • A comprehensive group-wide contingency funding plan supported by a pool of unencumbered high-quality liquid assets and marketable securities that would provide assured access to liquidity in a crisis. Our contingency funding plan also considers access to programs put in place by the Bank of Canada to support liquidity in the financial system during times of market disruption and volatility; and, • Maintenance of a liquidity position to manage current and future liquidity requirements while also contributing to the flexibility, safety and soundness of CWB under times of stress. For additional information, refer to the Liquidity Management section of our MD&A. Risk Governance Liquidity risk is managed in accordance with our Liquidity Risk Management policy, second line standard and accompanying first line directive. The Liquidity Risk Management policy is reviewed by ALCo and the Executive Risk Committee and approved by the Board Risk Committee every three years, at a minimum. The Board Risk Committee delegates liquidity risk management authorities to senior management and our Treasury team, as the first line of defence, is responsible for managing liquidity and funding risk. ALCo provides tactical and strategic direction and is responsible for ongoing oversight, review and endorsement of operational guidelines. The Market Risk, Liquidity and Profitability Oversight function, as the second line of defence is responsible for independent oversight and reporting of liquidity risk exposure against our risk appetite to ALCo, the Executive Risk Committee and the Board Risk Committee. Risk Management Our Liquidity Risk Management policy establishes a target for minimum liquidity, sets the monitoring regime, and defines authority levels and responsibilities. Limit setting establishes acceptable thresholds for liquidity risk. We actively pursue diversification of our deposit liabilities by source, type of depositor, instrument and term. Supplementary funding sources currently include securitization and capital market issuances. We maintain a pool of highly liquid, unencumbered assets that can be readily sold, or pledged to secure borrowings, under stressed market conditions or due to CWB-specific events. Our liquidity model measures and forecasts cash inflows and outflows, including any cash flows related to applicable off-balance sheet activities over various risk scenarios. Trends and behaviours regarding how clients manage their deposits and loans are monitored to determine appropriate liquidity levels. Active monitoring of the external environment is performed using a wide range of sources and economic indicators. We perform liquidity stress testing on a regular basis to evaluate the potential effect of CWB-specific disruptions, systemic disruptions and combination thereof, on our liquidity position. Liquidity stress tests consider the effect of changes in funding assumptions, depositor behaviour and the market behaviour of liquid assets. We stress test liquidity as per the OSFI LAR guideline. Stress test results are reviewed by ALCo and considered in making liquidity management decisions. Liquidity stress testing has many purposes, including assisting the Board Risk Committee and senior management to understand the potential behaviour of various positions on CWB’s balance sheet in circumstances of stress and facilitating the development of effective funding, risk mitigation and contingency plans. A contingency funding plan is maintained that defines a liquidity event and specifies the desired approaches for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential countermeasures to be considered at various stages of an event. Treasury is responsible for liquidity risk analysis, measurement, stress testing, monitoring, and reporting to both ALCo and the Board Risk Committee. Market Risk, Liquidity and Profitability Oversight teams provide second line monitoring of these activities.

Contractual Obligations

We enter into contracts in the normal course of business that give rise to commitments of future minimum payments that may affect our liquidity position. In addition to the obligations related to deposits and subordinated debentures discussed in the *Deposits* and *Liquidity Management* sections of our MD&A, as well as Notes 12, 13, 14 and 17 of the audited consolidated financial statements, the following table summarizes purchase obligations outstanding at October 31, 2023 for operating and capital expenditures.

Table 28 - Contractual Obligations
($ thousands)

	Within 1 Year	1 to 3 Years	More than 4 Years	Total
October 31, 2023	**$ 57,834**	**$ 54,201**	**$ 5,492**	**$ 117,527**
October 31, 2022	$ 38,972	$ 14,842	$ 5,299	$ 59,113

Credit Ratings

Our ability to efficiently access capital markets funding on a cost-effective basis is partially dependent upon the maintenance of satisfactory credit ratings. Such credit ratings increase the breadth of clients and investors able to participate in various deposit and debt offerings, while also lowering our overall cost of capital. Credit ratings are largely determined by the quality of earnings, the adequacy of capital, the effectiveness of risk management programs and the opinions of rating agencies related to creditworthiness of the financial sector as a whole. There can be no assurance that our credit ratings and the corresponding outlook will not be changed, potentially resulting in adverse consequences for funding capacity or access to capital markets. Changes in credit ratings may also affect the ability and/or the cost of establishing normal course derivative or hedging transactions. Credit ratings do not consider market price or address the suitability of any financial instrument for a particular investor and are not recommendations to purchase, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the rating organization.

The following table summarizes our current credit ratings issued by DBRS Morningstar, as well as the corresponding rating outlook.

Table 29 - DBRS Morningstar Credit Ratings

	Short-term instruments	Long-term senior debt and long-term deposits	Subordinated debentures (NVCC)	Preferred shares (NVCC)	Limited recourse capital notes (NVCC)
Rating	R1 (low)	A (low)	BBB (low)	Pfd-3	BB (high)
Outlook	Stable	Stable	Stable	Stable	Stable

CAPITAL RISK

Capital risk is the risk that we have insufficient capital resources, in either quantity or quality, to support economic risk taken, regulatory requirements, strategic initiatives and current or planned operations.

Risk Overview

Capital management involves an ongoing process to determine, allocate and maintain appropriate capital levels. The objective of capital management is to ensure:

- Capital is, and will continue to be, adequate to maintain confidence in the safety and stability of CWB while also complying with required regulatory standards;
- We have the capability to access appropriate sources of capital in a timely and cost-effective manner; and,
- Return on capital is sufficient to support projected business growth and satisfy the expectations of investors.

Risk Governance

The Board approves the annual regulatory capital plan, and the Board Risk Committee approves the periodic ICAAP and Capital Risk Management policy. The Group Capital Risk Committee is responsible for capital risk management. The CRO oversees the measurement of capital demand, including forecasted capital demand under base and severe but plausible stress scenarios. The CFO is responsible to ensure that adequate capital supply is available to meet the capital demand determined in accordance with our Capital Risk Management policy.

Risk Management

Our Capital Risk Management policy establishes a framework to manage our capital requirements, including the definition of roles and responsibilites as well as reporting and monitoring requirements. We have established target capital levels, which are informed by our ICAAP and stress tests, that are deemed prudent to effectively manage risks, and are well above regulatory minimums.

Regulatory ratios are calculated under the *Standardized* approach for credit risk and reported to senior management and the Board of Directors on a recurring basis, at least quarterly. On at least an annual basis, we complete a regulatory capital plan, which includes a three-year capital projection. To monitor capital risk, we utilize models to analyze the likely capital impact of projected operations, various balance sheet and income statement scenarios, approaches used to calculate regulatory capital, and/or significant transactions. A quarterly update on both capital demand and capital supply risk is provided to the Board Risk Committee.

The Risk Management and Finance teams comprise the core ICAAP team and are closely involved in capital management, and follow the process and principles outlined in the *Stress Testing* section of our MD&A. For additional information, refer to the *Capital Management* section of our MD&A.

CWB Financial Group 2023 Annual Report | 51

52 | CWB Financial Group 2023 Annual Report OPERATIONAL RISK Operational Risk is defined as the risk of loss resulting from people, inadequate or failed internal processes and systems or from external events. This includes legal risk but excludes strategic and reputational risk. Risk Overview Operational risk is inherent in all of our business activities, including our full-service business and personal banking, specialized financing, wealth management offerings, and trust services. We are exposed to operational risk from internal business activities, external threats and business activities performed or enhanced by third party service providers. Effective management of operational risk improves our operational resilience while limiting potential losses that may result from process and control failures, theft and fraud, unauthorized transactions by employees, regulatory non-compliance, business disruption, information security breaches, cybersecurity threats, exposure to risks related to third-party relationships, and damage to physical assets. Its impact can be financial loss, loss of reputation, loss of competitive position, regulatory scrutiny, or failure in the management of other risks. While operational risk cannot be eliminated completely, proactive operational risk management is a key strategy to mitigate this risk. Risk Governance The Non-Financial Risk Committee is responsible for providing risk governance oversight for operational risk management. We have an Operational Risk Management policy and related standards to ensure that all employees understand their responsibilities with respect to operational risk management. The Operational Risk Management policy encompasses a common language of risk coupled with programs and methodologies for identification, measurement, control and management of operational risk. Our management of operational risk follows the three lines of defence governance model. Business and support areas are the first line of defense and are fully accountable to manage and mitigate the operational risks associated with their activities. The Non-Financial Risk Committee oversees the implementation and adoption of the Operational Risk Management policy and facilitates the involvement of relevant stakeholders in the first and second lines of defense across CWB. Group Risk Management, as the second line, is responsible for the continual enhancement of the Operational Risk Management framework and supporting standards. The Board Risk Committee has ultimate oversight and approves the Operational Risk Management policy. Risk Management We apply various risk management frameworks and standards to manage and mitigate operational risks. Management remains close to operations, which helps to facilitate effective internal communication and operational control. Our operational risk management processes are focused to continue to strengthen our risk culture by promoting greater awareness and understanding of operational risk across all three lines of defence and providing ongoing training and communication. We maintain a continued focus to enhance operational risk management processes as risks evolve. Our Operational Risk Management standard describes how the principles of the Operational Risk Management policy are put into practice and defines accountabilities and required participation from various teams across the three lines of defence. The framework sets out the processes to identify, assess, monitor, measure, report and communicate on operational risks. Key elements of the framework include: • Common definitions - We incorporate standard risk terms and key operational risk definitions in our Operational Risk Management standard and supporting policies. We have adopted a Risk Taxonomy that is the basis for all operational risk management reporting, with loss events and identified risks categorized consistently. • Risk control assessments - We utilize Risk Control Assessments (RCA) to develop a forward-looking view of operational risk exposure based on proactive identification of key sources of operational risk exposures. The results of RCAs are aggregated across CWB to evaluate the key sources of operational risks and compare relative exposures from different business activities; • Risk reporting - Loss data monitoring is important to maintain awareness of identified operational risks and to assist management to take constructive action to reduce exposure to future losses; • Root cause analysis - For significant operational risk events we employ a standardized methodology to identify the underlying cause of the operational risk event and document the corrective actions taken to avoid similar events in the future, and opportunities for training and education; • New initiative risk assessments - Integrated with our change management process, the assessment requires initiative owners to proactively identify key risks and conduct detailed RCAs for high-risk new initiatives; • Key risk indicators - We utilize key risk indicators to monitor the main drivers of exposure associated with key operational risks, which can also provide insight into control weaknesses and help to determine residual risk. Risk and performance indicators are used to identify risk trends and prompt actions and mitigation plans to be undertaken; and, • Scenario analysis - We utilize scenario analysis to identify potential operational risk events and assess their potential impact on CWB. Scenario analysis is an effective tool to consider potential sources of operational risk and the need for enhanced risk management controls or mitigation solutions. In addition to the second line Operational Risk Management standard, we maintain several additional standards aligned with our Operational Risk Management policy to manage and mitigate specific types of differentiated operational risks. The regulatory framework requires certain amounts of capital to be allocated to support operational risk. We use the Simplified Standardized approach to measure the notional risk-weighted asset that we hold against operational risk.

CWB Financial Group 2023 Annual Report | 53 Key Operational Risks PEOPLE RISK People risk means the potential for loss or harm arising from ineffective practices related to people, culture and employment. Failure to effectively manage people risk can result in operational disruptions and uncertainty, failure to meet strategic objectives, injury or harm to individuals, or damage to CWB’s brand. We intend to continually attract and retain qualified team members to successfully execute against our strategic priorities. We do this by proactively investing in our practices and programs to build a positive, rewarding and collaborative work environment, where teams are empowered to deliver exceptional client experiences. Human Resource guidelines and processes are in place to establish accountability in relation to people risk, to ensure team members are adequately trained to perform the tasks for which they are responsible, and to enable talent attraction, development, and retention. A people first approach is specifically referenced in our values as we focus on driving inclusion and diversity and execute on specific strategies to increase our brand awareness in the markets where we operate. We complement this with a specialized and knowledgeable approach to talent acquisition, a robust focus on employee engagement, effective communication and employee listening strategies, proactive organizational change management, a competitive total rewards offering with differentiated benefits, flexible work arrangements, comprehensive learning and development opportunities and a proactive focus on succession planning. TECHNOLOGY AND CYBERSECURITY RISK Technology Risk Technology risk is the risk of loss or harm related to the operational performance, confidentiality, integrity and availability of our information, systems and infrastructure. We are dependent upon technology and supporting infrastructure, such as voice, data, systems and network access. In addition to internal resources, various third parties provide key infrastructure, and application services to support our operations. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in the services provided by various third parties, could adversely affect our ability to conduct regular business and/or deliver products and services to clients. We have several projects underway focused on increasing our digital capabilities which may potentially increase risk exposure related to information systems and technology. Ongoing diligence is required to ensure systems are resilient and secure from threats. Our Technology and Cybersecurity Risk Management standard provides a consistent enterprise-wide approach to efficiently and effectively manage technology and cyber risk while supporting the ability to deliver on our strategic objectives. We continuously identify and assess key services (i.e. upgrades, enhancements, new products) to ensure potential failure points are highlighted and the related risk is mitigated in the best possible way (i.e. upgrades, enhancements, new products). We rely on technology that incorporates controls and programs such as asset management, configuration management, change management, capacity management, disaster recovery management, patch management and information security management programs. With our adoption of a hybrid work environment, our dependence on remote access to information technology and supporting infrastructure remains elevated. We regularly monitor, assess and revise our business continuity approach and response to ensure our ability to maintain critical operations through periods of business disruption. Our Information Services team has worked diligently to ensure our teams have uninterrupted remote access to required technology and infrastructure through our secure platforms. Our Information Services team also continues to partner with GRM to apply further rigour and enhanced governance of the identification and evaluation of potential risks in the technology environment. Cybersecurity Risk Cybersecurity risk is the risk of loss or harm due to compromise of our information assets (i.e. the unauthorized use, loss, damage, disclosure, or modification of company information and information systems) caused by a failure to protect our information assets. We manage information security risk by ensuring appropriate technologies, processes and tools are effectively designed and implemented to help prevent, detect, and respond to threats as they emerge and evolve. Our Information Security Office continues to enhance our comprehensive suite of controls to protect CWB’s operations, our customer and corporate data from attack and have partnered with leading third-party service providers to provide counsel and support should the need arise. We regularly test the completeness and effectiveness of our information and cybersecurity program through penetration testing and control evaluation exercises conducted by independent third parties and our Governance, Risk and Controls (GRC) function. We continuously monitor our environment for indications of control weakness, and conduct mandatory security awareness training sessions for all team members. As we continue to enhance our digital capabilities, a focus to advance our cybersecurity enables our growth trajectory. By implementing and benchmarking the effectiveness of our cybersecurity risk and control frameworks, we ensure our ability to safely deliver services to our clients through digital channels. We continually enhance our Technology and Cyber Risk management processes to align with the changing regulatory environment such as OSFI’s B-13 Technology and Cyber Risk Management and OSFI’s draft Integrity and Security Guidelines both of which will become effective in January 2024. OUTSOURCING AND THIRD-PARTY RISK Outsourcing and third-party risk is the risk of loss or harm due to a third-party service provider failing to deliver functionality and performance required to effectively support underlying business objectives, caused by inadequate selection, retention, oversight and/or monitoring of the relationship, or by inadequate contractual terms and conditions. To manage this risk, we rely on our Third-party Risk Management framework, which reflects a risk-based approach to centrally identify, assess, manage and monitor third-party risk and leverages the three lines of defence model. We continued to mature our third-party risk management processes and tools this year, including the assessment of the internal control environment of potential service providers, and our monitoring programs. Third-party Risk Management will continue to be a focus to enhance our operational resilience, ensure continued delivery of critical operations during times of disruption and align with the enhanced requirements of the updated OSFI B-10 Guideline on Third Party Risk Management. FRAUD RISK Fraud risk is the risk of loss or harm due to any intentional act, misstatement or omission designed to deceive others, resulting in the victim suffering a loss and/or the perpetrator achieving a gain, and may include collusion involving two or more individuals. Our Fraud Risk Management framework outlines our enterprise-wide approach to proactively manage fraud risk within CWB’s fraud risk appetite. CWB employs prevention, detection and response capabilities across the enterprise that are designed to help protect customers, shareholders and employees from fraud risk.

54 | CWB Financial Group 2023 Annual Report DATA RISK Data risk is the risk, whether direct or indirect, that arises from reliance on data to support our ability to make informed decisions and develop accurate reporting and analytics for senior management, our Board of Directors, regulators, or customer facing and/or marketing purposes. Potential risks can relate to data management, data taxonomy, metadata, governance, access, or data that is incomplete, inaccurate, untimely and/or inaccessible, misuse and/or misinterpretation of data. Data is considered a key strategic asset. As data is produced and consumed by different business lines and geographies across CWB, an effective, collaborative, and holistic approach to data risk management has been implemented to minimize reputation, regulatory and financial risk. Our Data Governance framework and supporting protocols reflect a risk-based approach to support oversight and management of critical data elements to enable greater coordination and consistency of our data. We continue to enhance and mature our data remediation processes and data quality monitoring tools. Our ongoing programs related to data protection and access management also ensure that data is only accessible when directly relevant to the team member’s role. MODEL RISK Model risk is the risk of adverse financial and reputational consequences arising from the use of an inappropriate model or from using a model inappropriately. Model risk can originate from inappropriate specifications, incorrect parameter estimates, flawed hypotheses and/or assumptions, mathematical computation errors, inaccurate, inappropriate or incomplete data, inappropriate, improper or unintended usage and inadequate monitoring and/or controls. The Model Risk Committee provides oversight of model risk. Our Model Risk Management policy and standard describe the overarching principles and procedures that provide the framework for managing model risk. The policy and standard also define roles and responsibilities for key stakeholders involved in the Model Risk Management cycle. All models, whether developed internally or vendor-supplied, are covered by this framework. LEGAL AND REGULATORY RISK Legal and regulatory risk is the potential for loss or harm resulting from a failure to comply with laws, meet regulatory requirements, or satisfy contractual obligations. This includes the risk arising from any failure to meet applicable standards of care, implement practices to meet new or evolving legal or regulatory requirements, enforce or comply with contractual terms, or effectively manage litigation and other disputes. Legal and regulatory risk does not include risk arising from nonconformance with ethical standards. The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements by various authorities, including federal and provincial governments and regulators. Failure to manage these risks or comply with applicable legal and regulatory requirements may result in legal proceedings including civil or criminal litigation, regulatory fines and other sanctions, enforcement actions, criminal convictions and penalties, administrative penalties, financial loss, restricted business activities, increased regulatory supervision or intervention or supervisory findings, the imprisonment or regulatory examination of officers and directors, an inability to execute our strategic direction, a decline in client and investor confidence, and damage to our reputation. Management of these risks and ensuring compliance with legal and regulatory requirements are key priorities for us, and we do so in accordance with our three lines of defence framework. Changes to applicable legal and regulatory requirements, including changes in their interpretation or implementation, could adversely affect us, and we anticipate ongoing scrutiny from our regulators and strict enforcement of such requirements as reforms continue at the federal and provincial levels to strengthen the stability of the financial system and protect stakeholders. Over the past several years, the intensity of supervisory oversight of all federally regulated Canadian financial institutions has increased in both requirements and new standards. This includes amplified supervisory activities, an increase in the volume of regulation, more frequent data and information requests from regulators, and shorter implementation timeframes for new requirements. Further, new regulatory regimes have or are being introduced for areas including privacy and data management, consumer protection, third-party risk management, climate risk management, and cybersecurity and technology risk oversight which enhance the complexity of compliance. Certain requirements may also impact our ability to compete against both federally regulated and non-federally regulated entities. We actively monitor these developments and implement required changes to systems and processes. We have implemented a robust Regulatory Compliance Risk Management standard and developed supporting protocols to manage regulatory compliance risk across the enterprise. Our Legal Services and Regulatory Compliance groups work together to maintain enterprise-wide protocols that set out the steps to be taken to identify, assess, manage, monitor and report on legal and regulatory issues. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits. Failure to comply with applicable legal and regulatory requirements may result in legal proceedings, financial losses, regulatory fines and other sanctions, enforcement actions, criminal convictions and penalties, an inability to execute our strategy, a decline in investor and client confidence, and damage to our reputation. We are subject to legal proceedings, including investigations by regulators, arising in the ordinary course of business. The unfavourable resolution of any such legal proceedings could have a material adverse effect on our business, reputation, financial condition, cash flows, capital position or credit ratings, or require material changes in our operations. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. We are required to disclose material litigation to which we are party. In assessing the materiality of litigation, factors considered include a case-by-case assessment of specific facts and circumstances, our past experience and the opinions of legal experts.

CWB Financial Group 2023 Annual Report | 55 Safeguarding our customers, employees, information and assets from exposure to criminal risk is an important priority for us. Financial crime risk is the potential for loss or harm resulting from a failure to comply with criminal laws and includes acts by employees or third parties against us and acts by external parties using CWB to engage in unlawful conduct, such as fraud, theft, money laundering, violence, cyber crime, bribery, and corruption. Our Regulatory Compliance team maintains a strong focus on key regulatory compliance areas such as privacy, anti-money laundering, anti-terrorist financing and consumer protection regulations. We govern, oversee and assess principles and procedures designed to help ensure compliance with legal and regulatory requirements and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures, and our compliance with anti-corruption and anti-bribery laws and regulations. BUSINESS AND STRATEGIC RISK Strategic risk is the risk that CWB or particular business areas will make inappropriate business or strategic choices or will be unable to successfully execute processes to achieve our strategic priorities. Strategic risk includes business risk, which arises from the specific business activities we undertake, and the effects they could have on our financial results. The Board of Directors is responsible for providing oversight of strategic risk and effective challenge and approval of our strategic plan on an annual basis. We develop a strategic plan based on an assessment of emerging market trends, the competitive environment, potential risks and other key issues. Our strategy is focused on targeted growth of our business through a combination of organic growth and strategic acquisitions. The strength of our organic growth depends on the execution of enhancements to our client experience, products, and processes that continues to attract and retain clients. The ability to successfully grow through acquisition will depend on several factors, including identification of accretive new business or acquisition opportunities, negotiation of purchase agreements on satisfactory terms and prices, approval of acquisitions by regulatory authorities, securing satisfactory regulatory capital and financing arrangements, and effective integration of newly acquired operations into the existing business. All these activities may be more difficult to implement or may take longer to execute than we anticipate. To mitigate this risk, we rely on an effective project management process supported by a designated committee comprised of representatives of senior management. SOCIAL AND ENVIRONMENTAL RISK Social and environmental risk is the potential for loss or harm resulting from social or environmental impacts or concerns related to our business or our clients. This risk involves a broad spectrum of issues, including climate change, pollution and waste, energy and other resource usage, human rights, diversity, equity and inclusion, labour standards, and the strength of the communities we operate in. We recognize the importance of social and environmental risk management practices and processes and continue to advance our understanding of the impact these risks may have on our business and the businesses of our clients. Our Board of Directors and its committees provide oversight of these risks and their impacts on our enterprisewide strategy. We have a cross-functional sustainability team that is responsible to identify and prioritize social and environmental issues based on engagement with our clients, people, and investors, and to develop an implementation plan for our overarching approach to sustainability, which includes social and environmental factors, aligned with our strategic direction. The sustainability team provides regular updates and education on emerging trends related to social and environmental risks and market developments to our Board of Directors. Industry practises related to the identification, assessment and management of social and environmental risk are evolving at a rapid pace, especially those related to climaterelated risks, and we continue to monitor and respond to emerging regulatory and supervisory frameworks, guidance, and consultation. Our GRM function is responsible for the ongoing development of policies and processes to identify, assess, monitor, and report on social and environmental risks. Identified social and environmental risks are managed through our business policies and procedures across CWB. Environmental risks within our lending portfolio are managed through our credit granting process (see the Credit Risk section above). Further information on our approach to environmental risks specifically related to climate change are included in the TCFD Disclosure section below. We are committed to providing transparent and timely disclosures related to social and environmental risks to facilitate consistent and comparable reporting across all industries. We publish an annual Sustainability Report, which includes disclosure on our approach and performance to address significant social and environmental risks and reflects our phased adoption of the Task Force on Climate-related Financial Disclosures (TCFD) recommendations, further discussed below. In March 2023, OSFI published Guideline B-15: Climate Risk Management (B-15), which sets out expectations for federally-regulated financial institutions related to the governance and management of climate-related risks. Mandatory climate-related financial disclosures introduced by B-15 are aligned with the TCFD recommendations and our phased adoption supports future compliance with the regulatory guideline. As a small and medium-sized deposit-taking institution (SMSB), as defined by OSFI, we are required to implement B-15 for our fiscal year ending October 31, 2025. As we move forward, we will continue to advance our disclosures as our approach to sustainability matures. Further information on our approach to sustainability is available in our 2022 Sustainability Report, located on our website at www.cwb.com/sustainability-reports. TCFD Disclosure Governance Board Oversight The Board of Directors and its committees provide oversight to social and environmental risks and opportunities, including the impact of climate change. The Board of Directors oversees our enterprise-wide approach to climate change and related disclosures included within our Sustainability Report, and monitors progress on the integration of climate factors into our ongoing strategy. As the topic of climate change requires a multidisciplinary approach, each board committee also provides oversight of climate-related factors that are specific to their respective responsibilities. The committee mandates include specific oversight responsibilities related to social and environmental factors. The Board and its committees regularly receive reporting on and discuss a range of climate-related issues, which include our approach to climate change and progress towards measurement of our operational and financed greenhouse gas emissions, current and emerging trends related to climate-related risks, the evolving regulatory landscape, and increased stakeholder focus and engagement.

56 | CWB Financial Group 2023 Annual Report Management Oversight Our ESG Steering Committee is focused on the design and execution of our approach to integrate climate factors into our strategy and operations, as part of the development of a comprehensive approach to sustainability. The ESG Steering Committee consists of each member of our executive team, and is supported by our sustainability team, who engages with internal stakeholders and works closely with the GRM function to establish appropriate working groups tasked with the development of various components of our approach to climate change. Our Executive Risk Committee provides oversight of our developing approach to identify, assess, monitor and report on climate-related risks, with support and input from the GRM function. Strategy We recognize that we have a part to play in Canada’s transition to net-zero emissions by managing our direct and indirect climate impact, exploring ways to support our clients in achieving their climate goals and mitigating the risks associated with climate change. As we progress the development of our sustainability approach, our strategy will incorporate short-, medium-, and long-term goals targeted to address specific climate-related issues that could have a significant financial impact on our operations, or the operations of our clients. We are committed to measure and manage our greenhouse gas emissions, with an initial focus on our operational emissions across our national footprint, to support our ability to develop meaningful and supportable reduction targets in the future. In addition to continued efforts to measure and manage our own carbon footprint, we are focused to develop a deeper understanding of the risks and opportunities that climate change presents for our clients. To better understand these risks and opportunities, we are expanding our greenhouse gas emissions estimates to encompass the financed emissions within our lending portfolio, using a phased approach with consideration for data and measurement methodology limitations. Through this process, we will continue to assess the credibility, reliability, comparability and decision-making usefulness of greenhouse gas emissions estimation approaches and data sources and consider how they may be leveraged as we enhance our approach to climate risk management. To remain well-informed on climate-related issues and emerging trends and support the development of our approach to climate change, our teams provide representation on industry groups and national and local climate-related programs. We participate in the Sustainable Finance Action Council, which advises on movement towards mandatory climate change disclosures, the development of a climate risk taxonomy within the context of Canada’s capital markets and addressing the climate data needs and capacity within the financial sector. Risk Management Climate risk is a subset of environmental risk that encompasses the risk of financial loss or reputational damage that results from the physical and transition impacts of climate change, which may adversely impact our operations, or the operations of our clients. • Transition to a lower-carbon economy may entail extensive policy, legal, technology, and market changes to address mitigation and adaptation requirements related to climate change. Depending on the nature, speed, and focus of these changes, transition risks may pose varying levels of financial and reputation risk to organizations over time. • Physical risks related to climate change can be event-driven or due to longer-term shifts in climate patterns. Physical risks may have financial implications for organizations, such as direct damage to assets and indirect impacts from supply chain disruption. We have limited direct physical risk exposure based on our modest physical footprint through banking centres and corporate office space across Canada. We regularly monitor, assess and revise our business continuity approach and response to ensure our ability to maintain critical operations through periods of business disruption. We have minimal indirect physical and transition risk exposure through our current lending activities, although we expect this risk will evolve and emerge over time. Our lending portfolio diversification by geography and industry has increased significantly over the past several years, which mitigates the risk of over-exposure to any one sector or region that might be exposed to climate-related risks. We continue to advance our capabilities and approach to climate-related risk management. Our Risk Management framework incorporates social and environmental risk within our risk universe and climate-related risk is included in our Risk Register to facilitate the assessment of the level of inherent risk, control effectiveness and residual risk. In 2023, we expanded our social and environmental risk management function within GRM to lead continued advancement of our risk management practises to support identification, management, and reporting of climate-related risks and integration of climate-related risks into our policies and procedures. Metrics and Targets As we continue our adoption of the TCFD recommendations, we are committed to identify, measure, and disclose climate-related metrics and targets, beginning with a focus on greenhouse gas emissions across our operational footprint, followed by a phased disclosure approach related to financed emissions within our lending portfolio. We are also committed to manage our operational footprint through practices targeted to benchmark and reduce the amount of energy we consume, increase materials recovered and recycled, and manage ecological maintenance products. As we expand our banking centre footprint and upgrade existing locations, we maintain a focus on sustainability and opportunities to reduce our environmental impact. Progress on our approach to climate change, including the development of related metrics and targets, is further discussed within our Sustainability Report located on our website at www.cwb.com/sustainability-reports.

CWB Financial Group 2023 Annual Report | 57 REPUTATION RISK Reputation risk is the risk of loss or harm to our brand or reputation. It may arise even if other operational risks are effectively managed and includes the risk arising from non-conformance with ethical standards. Damage to our reputation and negative public perception could be an outcome of operational risk events that result from breakdowns in internal processes, deficient systems, actual or alleged misconduct of employees or external partners representing non-conformance with our ethical standards, or external events. Significant reputation risk events typically lead to questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect our ability to attract and retain clients and/or employees and could expose us to litigation and/or regulatory action. We manage risks to our reputation by considering the potential reputational impact of all business activities, strategic plans, transactions and initiatives, product and service offerings, as well as day-to-day decision-making and conduct. Responsibility for managing the potential impact of operational (and other) risks on our reputation extends to all of our teams, including senior management and the Board of Directors. All directors, officers and employees have a responsibility to conduct their activities in accordance with our personal code of conduct policies, in a manner that minimizes operational risks and aligns to our three lines of defence framework. We actively promote a culture that encourages employees to raise concerns and supports them in doing so. OTHER RISK FACTORS In addition to the risks described above, other risk factors may adversely affect our businesses and financial results. LEVEL OF COMPETITION Our performance is impacted by competition in the markets in which we operate. Client retention may be influenced by many factors, including relative client experience, the relative price and attributes of products and services, changes in products and services, and actions taken by competitors. ACCURACY AND COMPLETENESS OF INFORMATION ON CLIENTS AND COUNTERPARTIES We depend on the accuracy and completeness of information about clients and counterparties. In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by them, including financial statements, appraisals, external credit ratings and other financial information. We may also rely on the representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on the reports of auditors. Our financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with standard accounting practices, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customer or counterparties. ADEQUACY OF CWB’S RISK MANAGEMENT FRAMEWORK The Risk Management framework is comprised of various policies, processes and tools for managing risk exposure. There can be no assurance that the framework to manage risks, including the framework’s underlying assumptions, will be effective under all conditions and circumstances. If the Risk Management framework proves ineffective, we could be materially affected by unexpected financial losses and/or other harm. CHANGES IN ACCOUNTING STANDARDS AND ACCOUNTING POLICIES AND ESTIMATES The IASB continues to change the financial accounting and reporting standards that govern the preparation of our financial statements. These types of changes can be significant and may materially impact how we record and report our financial condition and results of operations. Where we are required to retroactively apply a new or revised standard, we will restate prior period financial statements. OTHER FACTORS We caution that the above discussion of risk factors is not exhaustive. Other factors beyond our control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer or business spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

SHARE AND DISTRIBUTION INFORMATION

As at December 1, 2023, there were 96,434,034 common shares and 2,128,783 stock options outstanding.

We evaluate common share dividends considering the strength of our capital position and capital requirements under the *Standardized* approach to support ongoing strong risk-weighted asset growth. The following dividends on common and preferred shares were declared by the Board of Directors and paid during the year:

($ thousands, except per share amounts)		**2023**		2022
$1.30 per common share (2022 – $1.22)	**$**	**124,998**	$	111,245
$1.08 per preferred share - Series 5 (2022 – $1.08)		**5,376**		5,376
$1.50 per preferred share - Series 9 (2022 – $1.50)		**7,500**		7,500
Total	**$**	**137,874**	$	124,121

Subsequent to October 31, 2023, the Board of Directors of CWB declared a dividend of $0.34 per common share payable on January 4, 2024 to shareholders of record on December 21, 2023, and cash dividends of $0.2688125 per Series 5 and $0.375 per Series 9 preferred share all payable on January 31, 2024 to shareholders of record on January 24, 2024. With respect to these dividend declarations, no liability was recorded on the consolidated balance sheets at October 31, 2023.

On April 30, 2023 and October 31, 2023, Series 1 NVCC Limited Recourse Capital Notes (LRCN) note holders received semi-annual coupon payments of $30, per $1,000 principal amount of notes outstanding, reflecting total payments of $11 million, recorded in common shareholders' net income on an after-tax basis. On January 31, 2023 and July 31, 2023, Series 2 NVCC LRCN note holders received semi-annual coupon payments of $25 per $1,000 principal amount of notes outstanding, reflecting total payments of $8 million.

Further information is provided in Note 15 of the audited consolidated financial statements for the year ended October 31, 2023.

RELATED PARTY TRANSACTIONS

Transactions with and between subsidiary entities are made at normal market prices and eliminated on consolidation.

We provide banking services to our officers and employees, including key management personnel, and their immediate family at various preferred rates and terms. Key management personnel are those that have authority and responsibility for planning, directing and controlling our activities and include our independent directors.

Further information is provided in Note 21 of the audited consolidated financial statements for the year ended October 31, 2023.

CONTROLS AND PROCEDURES

As of October 31, 2023, an evaluation was carried out on the effectiveness of CWB's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have certified that the design and operating effectiveness of CWB's disclosure controls and procedures were effective.

Also at October 31, 2023, an evaluation was carried out on the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO have certified that the design and operating effectiveness of internal controls over financial reporting were effective.

These evaluations were conducted using the framework and criteria established in accordance with Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A Disclosure Committee, comprised of members of senior management, assists the CEO and CFO in their responsibilities. Management's evaluation of controls can only provide reasonable, not absolute, assurance that all control issues that may result in material misstatement, if any, have been detected.

Prior to its release, this MD&A was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of CWB.

58 | CWB Financial Group 2023 Annual Report